search... go Investing for the long-term Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Important Notice The Mairs & Power Balanced Fund and Mairs & Power Growth Fund are offered by Prospectus only. Both funds are not available for sale to investors residing outside of the United States. See each individual Fund for more information. You should read the Prospectus carefully before you invest. A Prospectus is available online at this web site. You may also obtain a fund Prospectus by calling shareholder services at 1-800-304-7404. This web site is not intended to be, nor should it be considered, a solicitation to buy or any offer to sell shares of the Mairs & Power Funds in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction. Fund Prices Current as of closing 12/20/2010 Growth Fund MPGFX $73.57 Balanced Fund MAPOX $62.24 News & Updates The 100 Best Moves You Can Make With Your Money News and Media And the Winners Are The Best Funds for the Long Term Mairs and Power Growth Fund Quarterly Fund Commentary Louis Rukeyser’s: Balancing Act Mairs and Power Balanced Fund Quarterly Fund Commentary Investment Style Established in 1931, Mairs and Power is a small investment advisory firm with a commitment to pursuing long-term growth. Our Growth Fund, Balanced Fund, and individually managed accounts are built on the strength and success of carefully selected, quality growth stocks with the intention of long-term investing. Located in historic Saint Paul, Mairs and Power is Minnesota’s longest-standing investment firm under continuous ownership and management. Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts downtown Saint Paul riverfront circa 1931

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management About Mairs and Power Mairs and Power, Inc. is an SEC-registered investment advisory firm and Minnesota’s longest-standing investment firm. Based in historic downtown Saint Paul, the firm has been conscientiously serving clients since 1931. Mairs and Power manages approximately $3.9 billion in assets. The firm provides investment services to individuals, employee benefit plans, endowments, foundations and close to 50,000 accounts in two no-load mutual funds. All investment decisions are made by the firm’s investment managers and partners who have spent virtually their entire careers in the investment management business. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management History Mairs and Power is an SEC-registered investment advisory firm and is Minnesota’s longest-standing investment firm under private ownership and management. George A. Mairs, Jr., a Saint Paul native, founded the firm in 1931. At the age of 28, he determined that the field of investment management was under-represented in the Twin Cities and set about to build a career. Already holding an undergraduate degree from Pennsylvania’s Lafayette College, he went on to earn a Master’s degree in corporate finance from the University of Minnesota. Just 15 months after the stock market crash of 1929, George Mairs became Minnesota’s first independent professional investment counselor. The Great Depression was a challenging period and the business grew slowly. Railroads, however, were the bedrock of the Saint Paul economy, and Mairs’ keen interest in rail securities translated into success, establishing his reputation as a prudent investor. By 1940, many of his clients’ investments, led by rail securities, had shown substantial appreciation. In 1944 George C. Power, Jr. joined the firm, which became known as Mairs and Power, Inc. A graduate of Carleton College, Power began his investment career in 1934 with the research affiliate of First Bank Stock Corporation (now U.S. Bancorp). In 1952, Mairs’ son George A. Mairs, III entered the firm. Mr. Mairs held academic credentials from Yale University and Macalester College. The 1950s was a period of solid growth for the firm as well as the nation’s economy. The stock market awakened to the realities of postwar prosperity, and a 10-year bull market ensued. Since the firm’s inception, most of its clients were individual and family investors with some accumulated wealth. However, in the 1950s retirement funds and institutions became part of the client base. As the firm grew, it became necessary to establish a minimum asset level for new accounts. To remain accessible to the small investor, the firm entered the mutual fund field; first with the Mairs and Power Growth Fund in 1958, then adding the Mairs and Power Balanced Fund in 1961. Both were established as no-load funds, bearing neither sales nor redemption charges. At that time there were fewer than 100 such funds in the nation. George A. Mairs, Jr. retired from active management in 1975 but continued as a shareholder until his death in 1983. In 1992, William B. Frels, a graduate of the University of Wisconsin, joined the firm after 30-years in investment management, the last 20 of which included senior investment positions in two major Saint Paul trust departments. Throughout the 1990s and into the 2000s the firm’s business continued to grow rapidly under the strong leadership of George Mairs III and William B. Frels. George Mairs III retired from active management in 2009, but continued in a consulting capacity until his death in 2010. Mairs and Power was further strengthened during this period as eight additional established investment professionals joined the firm: Peter G. Robb in 1994, John K. Butler in 1999, Ronald L. Kaliebe in 2001, Jon A. Theobald in 2002, Mark L. Henneman in 2004, Andrew R. Adams in 2006, and Glenn E. Johnson and Peter J. Johnson in 2010. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management News and Updates Company News Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary In the Media Kiplinger’s Personal Finance: “And the Winners Are” by Elizabeth Ody, September, 2010 Louis Rukeyser’s: “Balancing Act” by Peter Staas, June, 2010 U.S. News & World Report: “The Best Funds for the Long Term” by Kirk Shinkle June, 2010 Money Magazine: “The 100 Best Moves You Can Make With Your Money” May, 2010 Fund Prices Current as of closing 12/20/2010 Growth Fund MPGFX $73.57 Balanced Fund MAPOX $62.24 search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Investment Philosophy Mairs and Power is a small firm whose strength and success has resulted from applying a consistent, conservative growth approach for over 75 years. The mutual funds and the individually managed accounts are built on a foundation of carefully selected, quality growth stocks purchased at reasonable valuation levels. These securities are purchased with the intention to hold them for relatively long periods of time to maximize tax-efficiency, to allow the power of compounding to build wealth for shareholders and to avoid undue risk. Occasionally sales are made in response to factors such as changing fundamentals, investment strategy shifts, and excessive valuation. This buy and hold strategy leads to low portfolio turnover which reduces costs and enhances performance. While this investment approach is not complicated, it has proven to be very effective over the long-term. The cornerstone of our approach is a regional strategy. Both Funds have heavy representation in stocks of companies headquartered in the Upper Midwest - the Growth Fund more so than the Balanced Fund. We use this approach because we believe there are an unusually large number of attractive companies in this region that we have been following for many years. While the Funds have a national charter, their success is largely due to our focused, regional approach. Another distinguishing feature of the Funds is that they are managed by individuals with substantial investment experience. The three managers of the Mairs and Power Funds, along with the other five members of the investment management committee, collectively bring more than 200 years of investment experience to the table. These eight professionals work collaboratively, leveraging their combined experience for the benefit of shareholders. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Investment Professionals Mairs and Power, Inc.’s investment professionals form a reliable, knowledgeable team who work together using a collaborative approach, leveraging their experience to help our clients and shareholders achieve their goals. Every member of our investment team are CFA charterholders and have on average more than twenty years of industry experience. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts como park saint paul circa 1900 waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management William B. Frels, CFA, CIC Chairman & CEO Lead Manager and President – Mairs and Power Growth and Mairs and Power Balanced Fund William B Frels joined Mairs and Power in 1992 as the lead manager of the Mairs and Power Balanced Fund, Inc. after 30 years of investment management experience. He began co-managing the Mairs and Power Growth Fund, Inc. in 1999 and took over as lead manager in 2004 all while maintaining several individually managed account relationships. Mr. Frels has served as Chairman of the Board and Chief Executive Officer since 2007. Mr. Frels began his career with First National Bank of Minneapolis as a security analyst and later Director of Research before spending several years at the First Trust Company of Saint Paul as a senior portfolio manager. Mr. Frels earned a BBA in Finance from the University of Wisconsin, Madison. Mr. Frels is a CFA charterholder as well as a Chartered Investment Counselor and is active in several community organizations. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power waterfront saint paul circa 1910

MAIRS & POWER

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ST. PAUL MOTOR BOAT CLUB
waterfront saint paul circa 1910
Mairs and Power

- History
- News & Updates
- Investment Philosophy
- Investment Professionals
  - William B. Frels
  - Ronald L. Kaliebe
  - Mark L. Henneman
  - Peter R. Robb
  - John K. Butler
  - Andrew R. Adams
  - Glenn E. Johnson
  - Peter J. Johnson
- Executive Management



Ronald L. Kaliebe,CFA, CIC

Vice President, Mairs and Power, Inc. Co-Manager and Vice President, Mairs and Power Balanced Fund

Ronald L. Kaliebe joined Mairs and Power in 2001 as a Vice President and Investment Manager with 20 years of fixed-income security experience. In 2006, Mr. Kaliebe became Co-Manager of the Mairs and Power Balanced Fund and was named as an officer of the Balanced Fund in 2009.

Mr. Kaliebe started as a lecturer in Finance prior to his work as a portfolio manager with US Bank (formerly First Bank System/First Trust) and served as Chief Investment Officer for MSI Insurance Companies prior to joining Mairs and Power, Inc.

Mr. Kaliebe earned a BA and MA in Economics from the University of Wisconsin, Oshkosh and an MBA from the University of Wisconsin, Madison. He is CFA charterholder as well as a Chartered Investment Counselor.

News & Updates

- Mairs and Power Balanced Fund Quarterly Fund Commentary
- Mairs and Power Growth Fund Quarterly Fund Commentary
- Kiplinger's Personal Finance: And the Winners Are
- Louis Rukeyser's: Balancing Act
- The Best Funds for the Long Term
- The 100 Best Moves You Can Make With Your Money

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us

Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved.

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Mark L. Henneman, CFA, CIC Vice President, Mairs and Power, Inc. Co-Manager and Vice President, Mairs and Power Growth Fund Mark L. Henneman joined Mairs and Power, Inc. as Vice President and Investment Manager of individually managed accounts in 2004. Mr. Henneman was appointed as the Co-Manager on the Mairs and Power Growth Fund in 2006 and named as Vice President of the Growth Fund in 2009. Mr. Henneman began his career as an analyst with The St. Paul Companies (now Travelers Companies) in 1987. He has worked as a portfolio manager with Advantus Capital Management and most recently as Managing Director and Process Leader of Mid and Large-Cap Value Investments at US Bancorp Asset Management (Now FAF Advisors) prior to joining Mairs and Power, Inc. Mr. Henneman earned a BA from Gustavus Adolphus College in St. Peter, MN and went on to graduate with an MBA from the University of Minnesota, Carlson School of Management. Mr. Henneman is a CFA charterholder as well as well as a Chartered Investment Counselor. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Peter G. Robb, CFA, CIC Senior Vice President & Secretary Peter G. Robb joined Mairs and Power, Inc. as Vice President and Investment Manager of individually managed accounts in 1994. Mr. Robb has worked in the investment business since 1974 with more recent positions as a senior research analyst with Norwest Investment Management beginning in 1982 and as a senior portfolio manager with First Trust, N.A. in St. Paul Minnesota prior to joining Mairs and Power, Inc. Mr. Robb earned a BA from the University of California, Los Angeles and went on to graduate with an MBA from the University of St. Thomas in St. Paul, Minnesota. Mr. Robb is a CFA charterholder as well as a Chartered Investment Counselor. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management John K. Butler, CFA, CIC Vice President John K. Butler joined Mairs and Power, Inc. as Vice President and Investment Manager in 1999. Mr. Butler became a Director in 2001. Mr. Butler began his career as an investment analyst and later a senior analyst with Lowry Hill, Minneapolis, MN in 1990. He also served as Vice President of Equity Research with Sit Investment Associates, Inc. in Minneapolis, MN prior to joining Mairs and Power, Inc. Mr. Butler earned a BA from Washington and Lee University in Lexington, Virginia and went on to graduate with an MBA in finance from the University of Minnesota, Carlson School of Management. Mr. Butler is a CFA charterholder as well as a Chartered Investment Counselor. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Andrew R. Adams, CFA, CIC Vice President Andrew R. Adams joined Mairs and Power, Inc. as Vice President and Investment Manager of individually managed accounts in 2006. Mr. Adams began his career as a securities analyst with Advantus Capital Management in 1997 where he also served as an Investment Officer prior to his departure in 2003. Prior to joining Mairs and Power, Inc. Mr. Adams worked as a portfolio manager at US Bancorp Asset Management (now FAF Advisors) in Minneapolis, where he co-managed their Small Cap Select mutual fund. Mr. Adams earned a BBA from the University of Wisconsin, Madison in Finance and Mathematics. He also earned a MS degree in Finance from the University of Wisconsin, Madison, where he participated in their Applied Security Analysis Program. Mr. Adams is a CFA charterholder as well as a Chartered Investment Counselor. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Glenn E. Johnson, CFA Vice President Glenn E. Johnson joined Mairs and Power, Inc. as Vice President and Investment Manager of individually managed accounts in 2010. Mr. Johnson began his career as an equity analyst with Piper Jaffray in 1985 and served in the same position with First Trust, St. Paul, MN where he later became a portfolio manager. Mr. Johnson spent time working as a senior investment analyst and portfolio manager with First American Asset Management in Minneapolis, MN. He also spent 11 years as a senior investment manager with Wells Fargo Wealth Management Group prior to joining Mairs and Power, Inc. Mr. Johnson earned a BA from the University of Minnesota, Minneapolis and went on to graduate with an MBA from the University of Minnesota, Carlson School of Management. Mr. Johnson is a CFA charterholder. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Peter. J. Johnson, CFA Assistant Vice President Peter J. Johnson joined Mairs and Power, Inc. as Assistant Vice President and Analyst in 2010. Mr. Johnson began his career as an equity analyst with Ulland Investment Advisors Minneapolis, MN in 2003. He also worked as an equity analyst intern for the State of Wisconsin Investment Board in Madison, WI prior to joining Mairs and Power, Inc. Mr. Johnson earned a BA from Carleton College in Northfield, MN and went on to graduate with an MBA from the University of Wisconsin, Madison. Mr. Johnson is a CFA charterholder. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Jon A. Theobald President, COO & CCO Jon A. Theobald has served as Chief Compliance Officer since joining the firm in 2002, and more recently as President and Chief Operating Officer since 2007. Mr. Theobald is responsible for overseeing the daily operations of the firm as well as ensuring our adherence with compliance and regulatory matters. He also plays in active role in meeting with new potential individually managed account clients. Mr. Theobald has over forty years of industry related experience. He began his career with First Trust, N.A. in Saint Paul as a Trust Officer, and worked for three other local trust companies before joining our firm. Prior to his position with Mairs and Power, Inc., Mr. Theobald served as a Senior Vice President at US Trust Company in Saint Paul. Mr. Theobald earned his BA from St. John’s University in Collegeville, MN and went on to graduate from St. Louis University Law School in St. Louis, MO. Mr. Theobald was admitted to the Minnesota Bar in 1970 and has been involved in Bar Association activities at the state and local levels since then, including having served as President of the Ramsey County Bar Association in 1994-95. Andrea C. Stimmel, CPA Director of Operations & Treasurer Andrea C. Stimmel joined the firm as Accounting Manager in 2004, and was appointed Director of Operations and Treasurer in 2008. Ms Stimmel oversees operations and compliance for both the investment advisor and the two mutual funds it manages. Ms. Stimmel began her career as as an auditor with Ernst & Young, LLP in Minneapolis, MN where she went on to serve as Audit Manager in the Financial Services area. Ms. Stimmel also served as an internal audit manager with Target Corporation in Minneapolis, MN. Ms. Stimmel earned a BA in Internal Affairs from Lafayette College in Easton, PA and a BA in accounting from the University of Wisconsin, Eau Claire. Ms. Stimmel became a Certified Public Accountant in 1998. Lisa J. Hartzell Vice President & Director, Mairs and Power, Inc. Manager & Treasurer, Mairs and Power Growth Fund and Mairs and Power Balanced Fund Lisa J. Hartzell joined Mairs and Power, Inc. in 1993 and has served as Manager and Treasurer of the Mairs and Power Growth Fund and Balanced Fund since 1996. Ms. Hartzell’s primary responsibilities involve managing the administrative services for the mutual funds. Ms. Hartzell began her career with Oppenheimer, Wolf and Donnelly, LLP and served as a paralegal. Ms. Hartzell attended the University of Minnesota, Minneapolis and earned certificates in Business Development and Management of Administrative Services. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts waterfront saint paul circa 1910

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Growth Fund Price closing 12/20/2010 MPGFX $73.57 Fund Overview The Mairs & Power Growth Fund (MPGFX) seeks to provide shareholders with a diversified holding of common stocks, which have the potential for above-average appreciation. The Fund seeks to keep its assets reasonably fully invested at all times, and maintain modest portfolio turnover rates. Investment Strategy: We expect that common stocks will continue to be the primary emphasis in the portfolio. Preference is given to holdings in high quality companies characterized by: Earnings that are reasonably predictable; Return on equity that is above average; Market dominance; Financial strength. Because we believe that smaller capitalization companies provide somewhat higher returns over longer time frames, some emphasis is placed on small companies (companies with a market capitalization of less than two billion dollars) to medium sized companies (companies with a market capitalization between two and ten billion dollars), generally located in the Upper Midwest region. These companies may be under-owned by institutional investors. The Fund is offered on a no-load basis, which means that you pay no sales charge for the purchase or sale of Fund shares and no 12b-1 marketing fees. You will, however, incur expenses for investment advisory, management, and administrative services, which are included in annual fund operating expenses. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money Fund Facts Date of Inception: 11/07/1958 Minimum Initial Investment: $2,500 ($1,000 for IRA accounts) Subsequent Minimum Purchase: $100.00 Expense Ratio: 0.71% (annualized as of 09/30/2010) Turnover Ratio: 1.49% (as of 09/30/2010) Total Net Assets: $1.8 billion (as of 09/30/2010) Income Distribution: Semi-annual Capital Gain Distribution: Annual search go Mairs and Power Growth Fund (MPGFX) Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts streetcar saint paul circa 1920

MAIRS & POWER

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Mairs and Power Growth Fund (MPGFX)

- Performance
- Fund Management
- Board of Directors
- Forms and Applications
- Account Access
- Fund Reports
- Distribution History

Growth Fund Price
closing 12/20/2010
MPGFX $73.57

Performance Statistics

Average Annual Total Returns
As of November 30, 2010

	1 year	5 years	10 years	20 years
Growth Fund	13.33%	2.35%	6.10%	13.07%
S&P 500 Index[1]	9.94%	0.98%	0.81%	8.94%

Average Annual Total Returns
As of September 30, 2010

	1 year	5 years	10 years	20 years
Growth Fund	12.53%	2.50%	6.48%	13.53%
S&P 500 Index[1]	10.16%	0.64%	-0.43%	9.05%

[1] The S&P 500 is an unmanaged index of 500 common stocks that is generally considered representative of the U.S. stock market. It is not possible to invest directly in an index

Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

All performance information shown includes the reinvestment of dividends and capital gains distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

The Fund's investment objective, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling Shareholder Services at (800) 304-7404, or by visiting the Fund Reports section of the website. Read it carefully before investing.

Fund Facts

- Date of Inception:
  11/07/1958
- Minimum Initial Investment:
  $2,500 ($1,000 for IRA accounts)
- Subsequent Minimum Purchase:
  $100.00
- Expense Ratio:
  0.71% (annualized as of 09/30/2010)
- Turnover Ratio:
  1.49% (as of 09/30/2010)
- Total Net Assets:
  $1.8 billion (as of 09/30/2010)
- Income Distribution:
  Semi-annual
- Capital Gain Distribution:
  Annual

News & Updates

- Mairs and Power Balanced Fund Quarterly Fund Commentary
- Mairs and Power Growth Fund Quarterly Fund Commentary
- Kiplinger's Personal Finance: And the Winners Are
- Louis Rukeyser's: Balancing Act
- The Best Funds for the Long Term
- The 100 Best Moves You Can Make With Your Money

Site Privacy Policy | Funds Privacy Policy | Terms of Use | Site Map | Contact Us

Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved.

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Growth Fund Price closing 12/20/2010 MPGFX $73.57 Fund Management William B. Frels, Chairman of the Board and CEO of Mairs and Power, Inc., is primarily responsible for the day-to-day management of the Fund’s portfolio. Mr. Frels has been an officer and director of Mairs and Power, Inc. since July 1992. He is also the lead manager of the Mairs and Power Balanced Fund. Mark L. Henneman, Vice-President of Mairs and Power, Inc., was named co-manager of the Mairs and Power Growth Fund effective January 1, 2006. Mr. Henneman has been an officer of Mairs and Power, Inc. since July 2004. While Mr. Frels and Mr. Henneman are responsible for the day-to-day management of the Fund, they work collaboratively with the other six members of the Investment Committee to make team centered decisions regarding the small to medium sized companies they will use in the Growth Fund portfolio. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money Fund Facts Date of Inception: 11/07/1958 Minimum Initial Investment: $2,500 ($1,000 for IRA accounts) Subsequent Minimum Purchase: $100.00 Expense Ratio: 0.71% (annualized as of 09/30/2010) Turnover Ratio: 1.49% (as of 09/30/2010) Total Net Assets: $1.8 billion (as of 09/30/2010) Income Distribution: Semi-annual Capital Gain Distribution: Annual search go Mairs and Power Growth Fund (MPGFX) Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts streetcar saint paul circa 1920

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Growth Fund Price closing 12/20/2010 MPGFX $73.57 INDEPENDENT BOARD OF DIRECTORS Norb Conzemius has served as a Board member of the Mairs and Power Growth Fund and the Mairs and Power Balanced Fund for more than 10 years, including as a member of the Audit Committee and Nominating Committee, and has served as Independent Chairman of the Board of Directors for the last 4 years. Mr. Conzemius has more than 26 years of experience serving as senior executive officer in the financial service industry and more than 4 years as CEO of a private manufacturing company. Mr. Conzemius has served for more than 25 years on various boards for private companies, financial service companies and nonprofit organizations. Bert J. McKasy has served as a Board member of the Mairs and Power Growth Fund and the Mairs and Power Balanced Fund for more than 3 years, including as a member of the Audit and Nominating committees for more than 3 years. Mr. McKasy has more than 25 years of experience serving as senior executive officer of various operating companies and/or as a director of public companies. Mr. McKasy has more than 18 years of private practice experience as an attorney. Mr. McKasy has served as a senior executive officer and as a director in the financial services industry for more than 10 years, and has more than 9 years of experience in public service. Charles M. Osborne has served as a Board member of the Mairs and Power Growth Fund and the Mairs and Power Balanced Fund for more than 9 years, including as a member of the Audit and Nominating committees for more than 9 years, and has served as Audit Committee chair for more than 4 years. Mr. Osborne has more than 26 years of experience serving as senior executive officer of various operating companies and more than 18 years as director of public companies. Mr. Osborne has worked in the financial services industry for more than 7 years, including teaching finance and accounting at major colleges located in Minnesota. Edward C. Stringer has served as a Board member of the Mairs and Power Growth Fund and the Mairs and Power Balanced Fund for more than 7 years, including as a member of the Audit and Nominating committees for more than 7 years. Mr. Stringer has more than 30 years of private practice experience as an attorney in addition to 13 years of experience in public service, including serving as Associate Justice of the Minnesota Supreme Court. Mr. Stringer has served as director of various public companies and as a director of non-profit organizations. If you wish to contact any member of the Funds’ Board of Directors, you may write to them at this address: c/o Mairs and Power Funds 332 Minnesota Street, Suite W-1520 St. Paul, MN 55101-1363 News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money Fund Facts Date of Inception: 11/07/1958 Minimum Initial Investment: $2,500 ($1,000 for IRA accounts) Subsequent Minimum Purchase: $100.00 Expense Ratio: 0.71% (annualized as of 09/30/2010) Turnover Ratio: 1.49% (as of 09/30/2010) Total Net Assets: $1.8 billion (as of 09/30/2010) Income Distribution: Semi-annual Capital Gain Distribution: Annual search go Mairs and Power Growth Fund (MPGFX) Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts streetcar saint paul circa 1920

MAIRS & POWER

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Mairs and Power Growth Fund (MPGFX)

- Performance
- Fund Management
- Board of Directors
- Forms and Applications
- Account Access
- Fund Reports
- Distribution History

Growth Fund Price
closing 12/20/2010
MPGFX $73.57

Forms and Applications

Applications

- Individual or Joint Registration Account Application
- Designation of Transfer on Death Form
- Gift Transfer

IRA Accounts

- Coverdale Education Savings Account (CESA) Application
- CESA Transfer Form
- CESA Distribution Form
- IRA Application
- IRA Transfer Form
- IRA Distribution Form
- IRA Change of Beneficiary Form

Account Maintenance

- Change of Address
- Additional Investment Form
- Automatic Investment Form
- Change of Registration
- Change of Dividend/Capital Gain Option
- Exchange Request
- Redemption Form

Fund Facts

- Date of Inception: 11/07/1958
- Minimum Initial Investment: $2,500 ($1,000 for IRA accounts)
- Subsequent Minimum Purchase: $100.00
- Expense Ratio: 0.71% (annualized as of 09/30/2010)
- Turnover Ratio: 1.49% (as of 09/30/2010)
- Total Net Assets: $1.8 billion (as of 09/30/2010)
- Income Distribution: Semi-annual
- Capital Gain Distribution: Annual

News & Updates

- Mairs and Power Balanced Fund Quarterly Fund Commentary
- Mairs and Power Growth Fund Quarterly Fund Commentary
- Kiplinger's Personal Finance: And the Winners Are
- Louis Rukeyser's: Balancing Act
- The Best Funds for the Long Term
- The 100 Best Moves You Can Make With Your Money

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us

Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved.

MAIRS & POWER

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Home | About Mairs and Power | Growth Fund | Balanced Fund | Individually Managed Accounts


streetcar saint paul circa 1920
Mairs and Power Growth Fund (MPGFX)

- Performance
- Fund Management
- Board of Directors
- Forms and Applications
- Account Access
- Fund Reports
- Distribution History

Growth Fund Price
closing 12/20/2010
MPGFX $73.57

Prospectus and Fund Reports

- Summary Prospectus (04/30/2010)
- Statutory Prospectus (04/30/2010)
- Statement of Additional Information (04/30/2010)

Shareholder Reports:

- Growth Fund Semi-Annual Report (06/30/2010)
- Growth Fund Annual Report 2009 (12/31/2009)

Additional Fund Information:

- Factsheet (09/30/2010)
- Growth Fund Commentary (09/30/2010)
- Growth Fund Holdings (09/30/2010)
- Growth Fund Proxy Voting Record (06/30/2010)

Fund Facts

- Date of Inception:
  11/07/1958
- Minimum Initial Investment:
  $2,500 ($1,000 for IRA accounts)
- Subsequent Minimum Purchase:
  $100.00
- Expense Ratio:
  0.71% (annualized as of 09/30/2010)
- Turnover Ratio:
  1.49% (as of 09/30/2010)
- Total Net Assets:
  $1.8 billion (as of 09/30/2010)
- Income Distribution:
  Semi-annual
- Capital Gain Distribution:
  Annual

News & Updates

Mairs and Power Balanced Fund Quarterly Fund Commentary

Mairs and Power Growth Fund Quarterly Fund Commentary

Kiplinger's Personal Finance: And the Winners Are

Louis Rukeyser's: Balancing Act

The Best Funds for the Long Term

The 100 Best Moves You Can Make With Your Money

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us

Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved.

MAIRS & POWER

search... go

Home | About Mairs and Power | Growth Fund | Balanced Fund | Individually Managed Accounts

- Performance
- Fund Management
- Board of Directors
- Forms and Applications
- Account Access
- Fund Reports
- Distribution History

Growth Fund Price
closing 12/20/2010
MPGFX $73.57

Growth Fund Distribution History

The Mairs and Power Growth Fund declares and pays dividend income semi-annually, in June and December. If any capital gains are realized during the year, the Fund will distribute the net gains in December toward the end of the month.

Distributions 2010

Record Date	Ex-Dividend/ payable/ Reinvest Date	Reinvest NAV	Dividend Amt per Share	Return of Capital per Share	Capital Gains Distributions per Share	
					Short-Term	Long-Term
06/28/2010	06/29/2010	$62.31	$0.20	-	-	-
06/28/2010	06/30/2010	$61.57	$0.20	-	-	-
		Total:	**$0.40**	-	-	-

Year 2009 Fund Distribution and Tax Information-Revised

Year 2009 Mutual Fund Tax Guide

10-Year Historical Fund Distribution Information (2001-2010)

Fund Facts

- Date of Inception: 11/07/1958
- Minimum Initial Investment: $2,500 ($1,000 for IRA accounts)
- Subsequent Minimum Purchase: $100.00
- Expense Ratio: 0.71% (annualized as of 09/30/2010)
- Turnover Ratio: 1.49% (as of 09/30/2010)
- Total Net Assets: $1.8 billion (as of 09/30/2010)
- Income Distribution: Semi-annual
- Capital Gain Distribution: Annual

News & Updates

- Mairs and Power Balanced Fund Quarterly Fund Commentary
- Mairs and Power Growth Fund Quarterly Fund Commentary
- Kiplinger's Personal Finance: And the Winners Are
- Louis Rukeyser's: Balancing Act
- The Best Funds for the Long Term
- The 100 Best Moves You Can Make With Your Money

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us
Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved.

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Balanced Fund Price closing 12/20/2010 MAPOX $62.24 Fund Overview Investment Objectives The Mairs and Power Balanced Fund (MAPOX) seeks to provide shareholders with regular current income, the potential for capital appreciation and a moderate level of volatility by investing in a diversified portfolio including bonds, preferred stocks, common stocks and other securities convertible into common stock. In addition, the Fund seeks to provide a current income yield of at least 25% greater than that of the Standard & Poor’s 500 Stock Index, although there can be no assurance that this objective will be met. Investment Strategies The Fund emphasizes investments in common stock and other securities convertible into common stock as well as fixed income securities. Preference is given to higher rated investment grade fixed income securities (Baa or better by Moody’s Investors Service). Lower rated convertible and non-convertible debt securities may be purchased if, in the opinion of the investment adviser, the potential rewards outweigh the incremental risks. The Fund may also invest in foreign securities. The Fund seeks to keep its assets reasonably fully invested at all times, to maintain modest portfolio turnover rates and to moderate risk by investing in a diversified portfolio of equity and fixed income securities. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money Fund Facts Date of Inception: 01/10/1961 Minimum Initial Investment: $2,500 ($1,000 for IRA accounts) Subsequent Minimum Purchase: $100.00 Expense Ratio: 0.81% (annualized as of 09/30/2010) Turnover Ratio: 3.50% (as of 09/30/2010) Total Net Assets: $155.6 million (as of 09/30/2010) Income Distribution: Quarterly Capital Gain Distribution: Annual search go Mairs and Power Balanced Fund (MAPOX) Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts rice park saint paul circa 1800s

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Balanced Fund Price closing 12/20/2010 MAPOX $62.24 Performance Statistics 1 The S&P 500 is an unmanaged index of 500 common stocks that is generally considered representative of the U.S. stock market. It is not possible to invest directly in an index 2 The Composite Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the Barclays Capital Government/Credit Bond Index, which is composed of high-quality, investment-grade U.S. government and corporate fixed income securities with maturities greater than one year. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. All performance information shown includes the reinvestment of dividends and capital gains distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Fund’s investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling Shareholder Services at (800) 304-7404, or by visiting the Fund Reports section of the website. Read it carefully before investing. Average Annual Total Returns As of November 30, 2010 1 year 5 years 10 years 20 years Growth Fund 11.46% 4.53% 5.53% 9.85% S&P 500 Index1 9.94% 0.98% 0.81% 8.94% Composite Index2 8.92% 3.37% 3.30% 8.49% Average Annual Total Returns As of September 30, 2010 1 year 5 years 10 years 20 years Growth Fund 12.49% 4.33% 5.20% 9.90% S&P 500 Index1 10.16% 0.64% -0.43% 9.05% Composite Index2 10.10% 3.19% 2.68% 8.65% News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money Fund Facts Date of Inception: 01/10/1961 Minimum Initial Investment: $2,500 ($1,000 for IRA accounts) Subsequent Minimum Purchase: $100.00 Expense Ratio: 0.81% (annualized as of 09/30/2010) Turnover Ratio: 3.50% (as of 09/30/2010) Total Net Assets: $155.6 million (as of 09/30/2010) Income Distribution: Quarterly Capital Gain Distribution: Annual search go Mairs and Power Balanced Fund (MAPOX) Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts rice park saint paul circa 1800s

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Balanced Fund Price closing 12/20/2010 MAPOX $62.24 Fund Management William B. Frels, Chairman of the Board and CEO of Mairs and Power, Inc., is primarily responsible for the day-to-day management of the Fund’s portfolio. Mr. Frels has been an officer and director of Mairs and Power, Inc. since July 1992. He is also the lead manager of the Mairs and Power Balanced Fund. Ronald L. Kaliebe, Vice-President of Mairs and Power, Inc., was named co-manager of the Mairs and Power Balanced Fund effective January 1, 2006. Mr. Kaliebe has been an officer of Mairs and Power, Inc. since January 2002. While Mr. Frels and Mr. Kaliebe are responsible for the day-to-day management of the Fund, they work collaboratively with the other six members of the Investment Committee to make team centered decisions using a bottom-up, value approach to their fixed-income and equity security selection. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money Fund Facts Date of Inception: 01/10/1961 Minimum Initial Investment: $2,500 ($1,000 for IRA accounts) Subsequent Minimum Purchase: $100.00 Expense Ratio: 0.81% (annualized as of 09/30/2010) Turnover Ratio: 3.50% (as of 09/30/2010) Total Net Assets: $155.6 million (as of 09/30/2010) Income Distribution: Quarterly Capital Gain Distribution: Annual search go Mairs and Power Balanced Fund (MAPOX) Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts rice park saint paul circa 1800s

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Balanced Fund Price closing 12/20/2010 MAPOX $62.24 BOARD OF DIRECTORS Norb Conzemius has served as a Board member of the Mairs and Power Growth Fund and the Mairs and Power Balanced Fund for more than 10 years, including as a member of the Audit Committee and Nominating Committee, and has served as Independent Chairman of the Board of Directors for the last 4 years. Mr. Conzemius has more than 26 years of experience serving as senior executive officer in the financial service industry and more than 4 years as CEO of a private manufacturing company. Mr. Conzemius has served for more than 25 years on various boards for private companies, financial service companies and nonprofit organizations. Bert J. McKasy has served as a Board member of the Mairs and Power Growth Fund and the Mairs and Power Balanced Fund for more than 3 years, including as a member of the Audit and Nominating committees for more than 3 years. Mr. McKasy has more than 25 years of experience serving as senior executive officer of various operating companies and/or as a director of public companies. Mr. McKasy has more than 18 years of private practice experience as an attorney. Mr. McKasy has served as a senior executive officer and as a director in the financial services industry for more than 10 years, and has more than 9 years of experience in public service. Charles M. Osborne has served as a Board member of the Mairs and Power Growth Fund and the Mairs and Power Balanced Fund for more than 9 years, including as a member of the Audit and Nominating committees for more than 9 years, and has served as Audit Committee chair for more than 4 years. Mr. Osborne has more than 26 years of experience serving as senior executive officer of various operating companies and more than 18 years as director of public companies. Mr. Osborne has worked in the financial services industry for more than 7 years, including teaching finance and accounting at major colleges located in Minnesota. Edward C. Stringer has served as a Board member of the Mairs and Power Growth Fund and the Mairs and Power Balanced Fund for more than 7 years, including as a member of the Audit and Nominating committees for more than 7 years. Mr. Stringer has more than 30 years of private practice experience as an attorney in addition to 13 years of experience in public service, including serving as Associate Justice of the Minnesota Supreme Court. Mr. Stringer has served as director of various public companies and as a director of non-profit organizations. If you wish to contact any member of the Funds’ Board of Directors, you may write to them at this address: c/o Mairs and Power Funds 332 Minnesota Street, Suite W-1520 St. Paul, MN 55101-1363 News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money Fund Facts Date of Inception: 01/10/1961 Minimum Initial Investment: $2,500 ($1,000 for IRA accounts) Subsequent Minimum Purchase: $100.00 Expense Ratio: 0.81% (annualized as of 09/30/2010) Turnover Ratio: 3.50% (as of 09/30/2010) Total Net Assets: $155.6 million (as of 09/30/2010) Income Distribution: Quarterly Capital Gain Distribution: Annual search go Mairs and Power Balanced Fund (MAPOX) Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts rice park saint paul circa 1800s

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Balanced Fund Price closing 12/20/2010 MAPOX $62.24 Forms and Applications Applications Individual or Joint Registration Account Application Designation of Transfer on Death Form Gift Transfer IRA Accounts Coverdale Education Savings Account (CESA) Application CESA Transfer Form CESA Distribution Form IRA Application IRA Transfer Form IRA Distribution Form IRA Change of Beneficiary Form Account Maintenance Change of Address Additional Investment Form Automatic Investment Form Change of Registration Change of Dividend/Capital Gain Option Exchange Request Redemption Form News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money Fund Facts Date of Inception: 01/10/1961 Minimum Initial Investment: $2,500 ($1,000 for IRA accounts) Subsequent Minimum Purchase: $100.00 Expense Ratio: 0.81% (annualized as of 09/30/2010) Turnover Ratio: 3.50% (as of 09/30/2010) Total Net Assets: $155.6 million (as of 09/30/2010) Income Distribution: Quarterly Capital Gain Distribution: Annual search go Mairs and Power Balanced Fund (MAPOX) Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts rice park saint paul circa 1800s

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Balanced Fund Price closing 12/20/2010 MAPOX $62.24 Prospectus and Fund Reports Summary Prospectus (04/30/2010) Statutory Prospectus (04/30/2010) Statement of Additional Information (04/30/2010) Shareholder Reports: Balanced Fund Semi-Annual Report (06/30/2010) Balanced Fund Annual Report 2009 (12/31/2009) Additional Fund Information: Factsheet (09/30/2010) Balanced Fund Commentary (09/30/2010) Balanced Fund Holdings (09/30/2010) Balanced Fund Proxy Voting Record (06/30/2010) News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary Kiplinger’s Personal Finance: And the Winners Are Louis Rukeyser’s: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money Fund Facts Date of Inception: 01/10/1961 Minimum Initial Investment: $2,500 ($1,000 for IRA accounts) Subsequent Minimum Purchase: $100.00 Expense Ratio: 0.81% (annualized as of 09/30/2010) Turnover Ratio: 3.50% (as of 09/30/2010) Total Net Assets: $155.6 million (as of 09/30/2010) Income Distribution: Quarterly Capital Gain Distribution: Annual search go Mairs and Power Balanced Fund (MAPOX) Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts rice park saint paul circa 1800s

MAIRS & POWER

search... go

Home | About Mairs and Power | Growth Fund | Balanced Fund | Individually Managed Accounts

- Performance
- Fund Management
- Board of Directors
- Forms and Applications
- Account Access
- Fund Reports
- Distribution History

Balanced Fund Price
closing 12/20/2010
MAPOX $62.24

Balanced Fund Distribution History

The Mairs and Power Balanced Fund declares and pays dividend income quarterly, in March, June, September and December. If any capital gains are realized during the year, the Fund will distribute the net gains in December toward the end of the month.

Distributions 2010

Record Date	Ex-Dividend/ payable/ Reinvest Date	Reinvest NAV	Dividend Amt per Share	Return of Capital per Share	Capital Gains Distributions per Share	
					Short-Term	Long-Term
03/29/2010	03/31/2010	$58.68	$0.45	-	-	-
06/28/2010	06/29/2010	$55.31	$0.45	-	-	-
09/28/2010	09/29/2010	$58.89	$0.45			
		Total:	$1.35	-	-	-

Year 2009 Fund Distribution and Tax Information-Revised

Year 2009 Mutual Fund Tax Guide

10-Year Historical Fund Distribution Information (2001-2010)

News & Updates

- Mairs and Power Balanced Fund Quarterly Fund Commentary
- Mairs and Power Growth Fund Quarterly Fund Commentary
- Kiplinger's Personal Finance: And the Winners Are
- Louis Rukeyser's: Balancing Act
- The Best Funds for the Long Term
- The 100 Best Moves You Can Make With Your Money

Site Privacy Policy | Funds Privacy Policy | Terms of Use | Site Map | Contact Us

Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved.

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management News and Updates Company News Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary In the Media U.S. News & World Report: "The Best Funds for the Long Term" by Kirk Shinkle, June 2010 Money Magazine: "The 100 Best Moves You Can Make With Your Money" May 2010 Fund Prices Current as of closing 12/20/2010 Growth Fund MPGFX $73.57 Balanced Fund MAPOX $62.24 search... go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts

MAIRS AND POWER FUNDS

☐ Growth Fund ☐ Balanced Fund **NO-LOAD FUNDS**

IRA APPLICATION FORM *(For Traditional, Roth, SEP and Simple IRAs)*

Please call 800-304-7404 for any assistance or visit the Funds' website at www.mairsandpower.com

MAILING INSTRUCTIONS

Regular Mail: Mairs and Power Funds
c/o U.S. Bancorp Fund Services, LLC
P. O. Box 701
Milwaukee, WI 53201-0701

Express Mail: (including Certified & Registered Mail) Mairs and Power Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 3rd Floor
Milwaukee, WI 53202-5207

Be sure to indicate at the top of this form which Mairs and Power Fund you would like your funds to be invested in.

USA PATRIOT ACT: In compliance with the USA PATRIOT Act, all mutual funds are required to obtain, verify and record the following information for all registered owners and all authorized individuals: ***Full Name, Date of Birth, Social Security Number and Permanent Street Address. We will return your application if any of this information is missing.*** *In the rare event that we are unable to verify your identity, the Fund reserves the right to redeem your account at the current day's net asset value.*

1. Investor Information

(For identity verification, all bolded information must be completed, or your application will be rejected.)

First Name **M.I.** **Last Name**

Date of Birth (Mo/Day/Yr) **Social Security Number**

( ) Daytime Phone Number ( ) Evening Phone Number

Mailing Address** (No foreign addresses) P.O. Box, A.P.O. and F.P.O. are acceptable.

This address will be used as the Address of Record for all statements, checks, and required mailings.

City / State / Zip

****If your mailing address above is a P.O. Box address, a street address is also required by the USA PATRIOT Act.**

Permanent Street Address (If different from mailing address above.)

City / State / Zip

Mairs and Power Funds are registered for sale to U.S. residents only. You must provide your valid U.S. address when opening an account.

2. Type of IRA

(Please check ONE box only)

Please refer to the IRA Disclosure Statement and Custodial Account Agreement for eligibility requirements and contribution limits.

☐ Traditional IRA.

☐ Rollover IRA. (From Rollover IRA to Rollover IRA; OR Direct rollover from employer sponsored plan.)

☐ Roth IRA.

☐ SEP IRA. (Each employee must complete and enclose an IRA Application and the employer must complete and enclose IRS Form 5305-SEP.)

☐ SIMPLE IRA. (Must be accompanied by IRA Form 5305 SA and Form 5304 SIMPLE.)

☐ Inherited IRA – Traditional. ______________________
Name of Decedent Date of Death (Mo/Day/Yr) Date of Birth (Mo/Day/Yr)

☐ Inherited IRA – Roth. ______________________
Name of Decedent Date of Death (Mo/Day/Yr) Date of Birth (Mo/Day/Yr)

3. Type of Contribution (Please check ONE box only)	☐ Annual contribution for tax year*__________. (If prior year, must be mailed on or before April 15th.) ***If no tax year is indicated, we will assume it is for the current tax year.** ☐ Transfer. (Assets are a direct transfer from previous custodian.) Please attach IRA Transfer Form. Mairs and Power Funds will contact your existing IRA custodian to arrange the asset transfer. ☐ Exchange from an Existing Mairs and Power fund. ☐ Rollover assets (I had **physical receipt** of assets for less than **60 days**) from previous IRA or employer retirement plan. ☐ Direct rollover of assets from my employer sponsored plan. (I did not have physical receipt of assets.) Please indicate previous account type. *(please check one):* ☐ Corporate ☐ Pension Plan ☐ Profit Sharing Plan ☐ 401(k) ☐ 403(b) ☐ Other (please specify) ________________ ☐ Conversion of existing Traditional IRA to Roth IRA. ☐ Recharacterization of a previous IRA contribution. ☐ Beneficiary IRA. (Assets from a decedent IRA.) ☐ Transfer due to divorce. (Assets from a divorce settlement.)
4. Initial Investment (Please check ONE box only) Minimum initial investment is $1,000; subsequent minimum investment is $100.	Make check payable to: (check one) ☐ Mairs and Power Growth Fund (Fund #248) **OR** ☐ Mairs and Power Balanced Fund (Fund #249) ☐ By check. Amount of check $_______________. (Cashier's checks of $10,000 or less, third party checks, traveler's checks and money orders of any amount are NOT accepted.) ☐ By transferring assets from another mutual fund. (Please complete and attach an IRA Transfer Form.) ☐ By exchanging from my existing Mairs and Power Fund account # ______________________. Amount $ ____________ or ____________ shares. (Shares must be equal to at least $1,000.) ☐ By rolling over of assets from my employer sponsored plan. (Please complete any additional form(s) required by your Plan Administrator and attach a copy of the plan's distribution form to this application.) ☐ By converting $ ____________ from my existing Mairs and Power Traditional IRA account to a Roth IRA. My existing Mairs and Power Traditional IRA account number is ______________________. ☐ By wire transfer. (Call 800-304-7404 prior to wiring funds. For complete instructions, see Prospectus.) A completed application is required in advance of a wire. Indicate total amount of wire $__________________________.
5. Fees	Annual Maintenance Fee: $15.00.* ☐ This year's fee deducted (from my enclosed investment check). ☐ This year's fee included (in an enclosed separate personal check). ☐ Deduct this fee from my account ***Capped at $30.00 annually per Social Security number if you have multiple IRA accounts.**
6. Option for Telephone Purchases and Exchanges	These features are automatically established unless you check the box below: ☐ I do NOT want to use the telephone for subsequent purchases. ☐ I do NOT want to use the telephone for exchanges. You may NOT use the telephone to make an initial purchase in a new IRA account or to redeem shares from an IRA account. **You must complete Section 8, Bank Information, to establish this option. This option is generally activated 15 business days after your signed application is processed.**

7. Automatic Investment Plan (AIP)
(optional)

Automatic Investment Plan – enables you to set up regular automatic investments into your account through deductions from your bank account.

- Your signed application must be received at least 15 business days prior to initial transaction.
- If there are insufficient funds in your bank account, or if a stop payment is made, a $25 fee (subject to change without notice) will be assessed. Your AIP will be terminated after two such consecutive occurrences.
- All purchases made through the AIP process will be applied as a current year contribution (purchases may not be used for prior year contributions). It is your responsibility as a shareholder to monitor and ensure that excess IRA contributions will not be made into your IRA account. If you over contribute, the IRS may charge you a substantial penalty. Please notify US Bancorp Fund Services, LLC in writing to stop your AIP as soon as you have reached the maximum annual contribution amount.
- If you wish to terminate the AIP, your request must be made in writing and received by the transfer agent, US Bancorp Fund Services, LLC. It will take five business days from the date of receipt for the termination to be effective.
- Participation in the plan will be terminated upon redemption of all shares.

Frequency: ☐ Monthly ☐ Quarterly ☐ Every Other Month ☐ Semi-annually ☐ Annually

If no option is selected, the frequency will default to monthly.

Start Date (month/year): ________________ **Day of the month:** ________________

Dollar Amount (minimum $100): $__________.

(The transfer will go into effect on the date instructed or the first business day thereafter. If you do not select a date, your AIP will occur on the 15th day of the month).

You must complete Section 8, Bank Information, to establish this option.

8. Bank Information
(if applicable)

- This section is applicable only if you have completed Section 6 or 7.
- Your bank must be a member of the Automated Clearing House (ACH) system to use any options that require the completion of this section. Please call your bank if you are unsure. If you are including a preprinted deposit slip, the bank routing number is usually NOT located on your slip. Please call your bank for the routing number. Money market accounts are not eligible for banking privileges.

Type of bank account (select one):

☐ **Checking account.**

OR ☐ **Savings account.**

ATTACH A VOIDED CHECK (CHECKING ACCOUNT) OR A PREPRINTED DEPOSIT SLIP (SAVINGS ACCOUNT) HERE.

9. Beneficiary Designation

If no beneficiary is named, in the event of your death, your IRA will be payable to your estate.

PRIMARY	**SECONDARY**
Name	Name
Relationship	Relationship
City/State/Zip	City/State/Zip
________ SSN ________	________ SSN ________
Date of Birth (Mo/Day/Yr)	Date of Birth (Mo/Day/Yr)

Use a separate sheet to name additional beneficiaries.

Spousal consent: If you name someone other than or in addition to your spouse and reside in a community or marital property state, including AZ, CA, ID, LA, NV, NM, TX, WA, WI, your spouse must sign below to consent to the beneficiary designation.

SIGNATURE OF SPOUSE ____________________ DATE (Mo/Day/Yr) ____________________

10. Signature I adopt the Mairs and Power Funds Individual Retirement Account (IRA) Disclosure Statement and Custodial Account Agreement, as it may be revised from time to time, and appoint the Custodian or its agent to perform those functions and other administrative services specified. I further agree to follow all of the terms and conditions of the IRA Disclosure Statement and Custodial Account Agreement. I have read the IRA Disclosure Statement and Custodial Account Agreement as well as the current Summary Prospectus (or Prospectus) available at www.mairsandpower.com for the Mairs and Power Fund I am investing in. I understand the Fund’s investment objectives and policies and agree to be bound by the terms of the Prospectus. Before I request an exchange, I will read the current prospectus for the new Fund. If I am opening a Traditional IRA with a distribution from an employer-sponsored retirement plan, I elect to treat the distribution as a partial or total distribution and certify that the distribution qualifies as a rollover contribution. I understand that the fees relating to my IRA may be collected by redeeming sufficient shares. The Custodian may change the fee schedule at any time. By selecting the options in Sections 6 or 7, I authorize my bank to honor all entries to my bank account initiated through U.S. Bank, NA, on behalf of the applicable Fund. Mairs and Power Funds will not be liable for acting upon instructions believed to be genuine and in accordance with the procedures described in the prospectus or the rules of the Automated Clearing House. The Fund, its transfer agent, and any officers, directors, employees, or agents of these entities (collectively “Mairs and Power Funds”) will not be responsible for banking system delays beyond their control. When AIP or Telephone Purchase transactions are presented, sufficient collected funds must be in my account to pay them. I agree that my bank’s treatment and rights to respect each entry shall be the same as if it were signed by me personally. I agree that if any such entries are dishonored with good or sufficient cause, my bank shall be under no liability whatsoever. I further agree that any such authorization, unless previously terminated by my bank in writing, is to remain in effect until the Fund’s transfer agent receives and has had reasonable amount of time to act upon a written notice of revocation. I agree to notify the Fund of any errors or discrepancies within 45 days after the date of the statement confirming a transaction. The statement will be deemed to be correct, and the Fund and its transfer agent shall not be liable if I fail to notify the Mairs and Power Funds within such time period. I hereby consent to the delivery of one copy of regulatory documents such as prospectuses, shareholder reports, proxies and other similar documents to all investors who share my same address. I may contact the Fund to revoke my consent. Your mutual fund account may be transferred to your state of residence if no activity occurs within your account during the inactivity period specified in your state’s abandoned property laws. Under the penalty of perjury, I certify that I, as the Responsible Party, am of legal age and have the legal capacity to make this purchase. If the Grantor is a minor under the laws of the Grantor’s state of residence, a parent or guardian must sign the IRA Application (i.e. “Jane Doe, parent of Mary Doe”). Until the Grantor reaches the age of majority, the parent or guardian will exercise the duties of the Grantor. (If not a parent, the guardian must provide a copy of the letters of appointment.) DEPOSITOR / LEGALLY RESPONSIBLE INDIVIDUAL’S SIGNATURE Date (Mo/Day/Yr) Appointment as custodian accepted by U.S Bank, N.A.: Joe D. Redwine

Mairs and Power Funds

☐ Growth Fund ☐ Balanced Fund

TRANSFER FORM for INDIVIDUAL RETIREMENT ACCOUNT (IRA) and COVERDELL EDUCATION SAVINGS ACCOUNT (CESA)

A NO-LOAD FUND

Regular Mail: Mairs and Power Funds
c/o US Bancorp Fund Services, LLC
P. O. Box 701
Milwaukee, WI 53201-0701

Express Mail: (including Certified & Registered Mail) Mairs and Power Funds
c/o US Bancorp Fund Services, LLC
615 East Michigan Street, 3rd Floor
Milwaukee, WI 53202-5207

Please use this form only for transferring funds from an existing IRA/CESA to a Mairs and Power Fund IRA/CESA Account.
To establish a new account, attach a completed Mairs and Power Fund IRA/CESA Application Form.
Be sure to indicate at the top of this form which Mairs and Power Fund you would like your funds to be invested in.
If you have any questions, please call **1-800-304-7404**.

1. Investor Information	Name ______ Address ______ City ______ State ______ Zip ______ Daytime Phone Number ______ Evening Phone Number ______ Birthdate ______ Social Security Number ______
2. Current IRA/CESA Custodian (Please obtain the correct address from your current custodian, otherwise, your transfer could be delayed unneccesarily.)	My IRA/CESA is currently invested in: ______ *(Name of mutual fund, bank, or savings and loan)* My IRA/CESA is currently held at: ______ *(Name of current custodian / trustee)* Address: ______ City / State / Zip: ______ IRA/CESA Account Number or Certificate of Deposit (CD): ______ Please transfer my funds ☐ immediately* ***or*** ☐ at maturity date (if applicable) ______. *(If you choose to liquidate a CD *prior* to maturity, you may be penalized with an early withdrawal fee.)
3. Type of Transfer (Please check **ONE** of the following)	☐ **Traditional IRA to Traditional IRA.** ☐ **SEP IRA to SEP IRA.** ☐ **Roth IRA to Roth IRA.** ☐ **SIMPLE IRA to SIMPLE IRA.** ☐ **IRA Rollover** (traditional) **to IRA Rollover** (traditional). ☐ **CESA to CESA.** ☐ **Traditional IRA / SEP IRA converted to Roth IRA.** (This transfer will be processed as a distribution of assets and will therefore be taxable. A conversion is only available to you if your Adjusted Gross Income is $100,000 or less.) ☐ **SIMPLE IRA to Traditional IRA.** (only if you have contributed to the SIMPLE Plan for at least 2 years). ☐ **SIMPLE IRA to Roth IRA.** (only if you have contributed to the SIMPLE Plan for at least 2 years).
4. Investment Instructions (Please check **ONE** of the following)	☐ Open a ***new*** IRA/CESA account in the Mairs and Power ☐ Growth Fund <u>***or***</u> ☐ Balanced Fund. *(Please attach a completed IRA/CESA Application Form.)* ☐ Invest in my ***existing*** IRA/CESA account in the Mairs and Power ☐ Growth Fund <u>***or***</u> ☐ Balanced Fund. Account # ______

5. Special Note I am over 70 ½ and the minimum required distribution for the current calendar year has been withheld (if applicable) from the assets being transferred. 6. Authorization Please liquidate (check one option) all assets OR $ OR % of my assets in the & Signature account referenced above and transfer the proceeds to US Bank, N.A., Custodian of my IRA/CESA in Mairs and Power. The check should be made payable to: (please check one) Mairs and Power Growth Fund, FBO (my name). Mairs and Power Balanced Fund, FBO (my name). I certify to my current IRA/CESA custodian/trustee that I have established a successor IRA/CESA account to which my assets will be transferred. Signature Date SIGNATURE GUARANTEE (Please contact your current Custodian to determine if a signature guarantee is required.) Signature guaranteed by: Name of Bank or Dealer Firm Signature of Officer and Title 7. Mailing To the current Custodian: Instructions Please mail the check with a copy of this form to: (to Current Mairs and Power Funds Custodian) c/o US Bancorp Fund Services, LLC P. O. Box 701 Milwaukee, WI 53201-0701 8. Acceptance US Bank, N.A. hereby accepts its appointment as Custodian of the above IRA/CESA account and upon receipt of assets, will deposit such assets in a Mairs and Power Fund IRA/CESA on behalf of the Depositor authorizing this transfer or direct rollover. US Bank, N.A.

Mairs and Power Funds IRA/Qualified Plan Distribution Request Complete this form to request a distribution from your Mairs and Power IRA Account. Consult your tax or financial adviser for information regarding distributions and taxation. For questions regarding this form, call 800-304-7404. Please Print NAME (AS IT APPEARS ON YOUR ACCOUNT REGISTRATION) MUTUAL FUND NAME AND ACCOUNT NUMBER SOCIAL SECURITY NUMBER (LAST FOUR DIGITS) ADDRESS DATE OF BIRTH CITY DAYTIME PHONE STATE ZIP CODE I request a distribution from my Retirement Account as indicated above. I understand that it is my responsibility to determine that amounts distributed from my account shall be made in compliance with all Internal Revenue Service (IRS) regulations, including required minimum distribution rules and the death benefit rules, as applicable. We suggest that you contact your tax consultant to review which of the following choices is most appropriate to your situation. Type of Distribution | Select One. Normal. I have reached age 59 ½. Roth IRA distributions within 5 years of conversion or initial contribution may be subject to 10% premature withdrawal penalty. Please complete Sections B, D, and E. Section C may apply if installment payments are desired.. Required Minimum Distribution. I have reached age 70 ½ and am required to begin receiving minimum distributions. Please complete Sections A, B, C, D, and E. Does not apply to Roth IRAs.. Early – Premature. Before age 59 ½. I understand that I may be responsible for paying a 10% premature withdrawal penalty (25% if from a SIMPLE IRA and within 2 years of the initial SIMPLE contribution) in addition to normal income tax for early withdrawal. Roth IRA distributions within 5 years may be subject to 10% premature withdrawal penalty. Please complete Sections B, D, and E.. Early - Premature-Exempt. Substantially equal payments before age 59 ½ under section 72(t) of the Internal Revenue Code. Please complete Sections B, C, D, and E.. Conversion to Roth IRA. From a Traditional, SEP, or SIMPLE IRA (conversions are not allowed from a SIMPLE IRA within 2 years of the initial SIMPLE contribution). If over 70 ½ years of age, RMD must be distributed prior to conversion. Please complete Sections B, D, and E and attach a completed Roth IRA application if you do not have a Roth IRA account.. Excess. I am withdrawing the excess contribution I made in the amount of $. I understand that I am responsible for any tax filing requirements because I have over contributed to my account. Please complete Sections B, D, and E.. Death (Beneficiary IRA). Please attach a copy of the Participant’s death certificate. (Other forms may be required. Please contact a shareholder services representative for more information.) Please complete Sections B, D, and E. Section C may apply if installment payments are desired.. Divorce. By checking this box I represent that the transfer is payment to a former spouse pursuant to a decree of divorce or a QDRO. Please attach a certified copy of the final filed divorce decree and/or QDRO. A completed IRA application for the former spouse will be required if no account currently exists.. Disability. Permanent or long-term disability only. Please attach a current physician’s statement of your disability referencing the distribution as eligible under section 72(m)(7) of the Internal Revenue Code. Please complete Sections B, D, and E. Section C may apply if installment payments are desired.. Recharacterization. Of a Conversion to a Roth IRA or of a current or prior year Traditional or Roth IRA contribution (prior year recharacterizations are only allowed through the due date of your federal tax return including extensions, generally October 15th). Please complete Sections B, D (do not withhold taxes), and E. Page 1 of 4

A To Be Completed Only If You Are Age 70 ½ Or Older And Required To Take A Mandatory Distribution (RMD) From A Retirement Account. Does not apply to Roth IRAs. Please indicate your preference below | Select One. I will be taking the required minimum distribution amount from an IRA/Qualified Plan at another financial institution and hereby relieve U. S. Bancorp Fund Services, LLC, of this responsibility (valid until revoked). If checking this box, ONLY complete Section E... I elect to take my required minimum distribution by December 31, Please complete Sections B, C, D and E... I elect to take my first required minimum distribution by April 1, and another distribution before December 31, (applies only to the year in which you attain the age of 70 ½). Please complete Sections B, C, D, and E. B Method of Distribution | Select One. I wish to receive periodic payments of $ per draw. No fee. Please complete Sections B-1, C, D, and E. I wish to make a one-time liquidation of shares or $ dollars in cash. Fee of $20 per transaction. Please complete Sections B-1, D and E.. I wish to liquidate my entire account. Fee of $20 will apply. Please complete Sections B-1, D and E.. I wish to have my Required Minimum Distribution calculated and distributed on a systematic basis. If this account opened with a transfer of assets / rollover, provide the previous year’s 12/31 value here $. Please complete sections B-1, C, D, and E.. I wish to have my current year Required Minimum Distribution paid out immediately upon receipt of this request. Please complete Sections B-1, C-2, D, and E.. I wish to convert shares or $ dollars to my existing Roth IRA account #.. Check this box if a new Roth IRA account needs to be established, attach a completed IRA application. Please complete Sections D and E.. I wish to have my excess contribution applied to my IRA contribution for tax year. Please complete Sections B-1 and E.. I wish to recharacterize $ dollars of my Conversion dated or my Contribution for tax year. Please complete Sections D (do not withhold taxes) and E. B-1 Payee options are as follows | Select One (If you fail to designate a frequency, distributions will be made annually on December 1st). Please send a check to the address of record on my account.. Deposit directly to my existing NON-IRA account # OR open a new NON-IRA account for distributions. (A new account application must be attached.). Wire Redemption. A signature guarantee is required if banking instructions have not previously been established. A wire fee may apply. Please attach a voided check and complete Sections D and E.. Electronic Funds Transfer. (No fee applies) A signature guarantee is required if banking instructions have not previously been established. No fee applies. Please attach a voided check, if establishing new bank instructions, and complete Sections C, D, and E.. Alternative payee and/or address other than address of record. A signature guarantee is required. Please use the space below for necessary information and complete Sections D and E. Make check payable to: NAME ADDRESS CITY / STATE / ZIP Page 2 of 4

C To be Completed By Shareholders Requesting Installment Distributions. Sections C-1 & C-2 must be completed before any distribution may be made. C-1 Frequency | Select One (If you fail to designate a frequency, distributions will be made annually on December 1st). Annually (Specify month and day). Semi – Annually (Specify month and day distribution should begin). Quarterly (Specify month and day distributions should begin). Monthly (Specify month and day distribution should begin) (Future distributions will be made in the same manner) C-2 Period | Select One (Failure to designate a periodic payment period will result in distributions made annually using the Uniform Lifetime Table). Uniform Lifetime Table (Standard IRS Method). Installment payments, payable over the joint life expectancy of myself and my spouse, who is 10 or more years younger than myself, recalculated annually (spouse must be named as your sole primary beneficiary). (Spouse’s Birth Date / / ) (Future distributions will be made in the same manner) D Notice Of Withholding On Retirement Plan Distributions. (To Be Completed by All Shareholders) The distribution you receive from this retirement plan is subject to federal income tax withholding unless you elect not to have withholding apply. Please indicate your withholding election and return this form to U. S. Bancorp Fund Services, LLC. Your election will remain in effect until you revoke it by signing and dating a revocation and sending it to the address listed below. Any election or revocation will be effective 30 days after its receipt. You may change this election as often as you wish.. Yes, I would like to have federal income tax withheld from my distribution at a rate of 10%. (State withholding may also apply.). Yes, please withhold at a rate greater than 10%. The total withholding percentage should be %. (Must be greater than 10%.) (State withholding may also apply). No, do not withhold taxes. If the distribution is from a Qualified Employer retirement plan, other than a SEP or SIMPLE IRA, and is not your required minimum distribution, the distribution you receive from this Qualified Employer retirement plan is subject to a mandatory federal income tax withholding of 20%. Page 3 of 4

E Signature I have thoroughly reviewed and completed Sections A, B, C, and D as they apply to my distribution. I understand that my account will be closed if I have chosen to distribute the entire account, and I hereby make the income tax withholding election as designated in Section D. I certify that all information in this Distribution Request is accurate, and agree to hold U. S. Bancorp Fund Services, LLC and Mairs and Power Funds harmless for any actions taken as a result of information I have provided. I understand that I am responsible for any tax consequences which may result from the election I have made. I have been advised to consult my tax advisor regarding any questions about this Distribution Request. SIGNATURE OF RETIREMENT PLAN SHAREHOLDER DATE SIGNED AUTHORIZED SIGNATURE GUARANTEE* (The transfer agent will accept signature guarantees from all institutions which are eligible to provide signature guarantees under federal or state law, provided that the individual giving the signature guarantee is authorized to do so. Institutions which usually are eligible to provide signature guarantees include commercial banks, trust companies, brokers, national securities exchanges, saving and loan associations, and credit unions. Please note that the institution will require you to provide them with a current account statement.) *A notary public cannot provide a signature guarantee Return this form to: Mail to: Mairs and Power Funds c/o U.S. Bancorp Fund Services, LLC PO Box 701 Milwaukee, WI 53201-0701 Overnight Express Mail To: Mairs and Power Funds c/o U.S. Bancorp Fund Services, LLC 615 E. Michigan St., FL3 Milwaukee, WI 53202-5207 Page 4 of 4 4/2010

MAIRS AND POWER FUNDS c Growth Fund c Balanced Fund NO-LOAD FUNDS PURCHASE APPLICATION FORM (Do not use for an IRA) Please call 800-304-7404 for any assistance or visit the Funds’ website at www.mairsandpower.com MAILING Regular Mail: Mairs and Power Funds Express Mail: Mairs and Power Funds INSTRUCTIONS c/o U.S. Bancorp Fund Services, LLC (including Certified c/o U.S. Bancorp Fund Services, LLC P. O. Box 701 & Registered Mail) 615 East Michigan Street, 3rd Floor Milwaukee, WI 53201-0701 Milwaukee, WI 53202-5207 Be sure to indicate at the top of this form which Mairs and Power Fund you would like your funds to be invested in. USA PATRIOT ACT: In compliance with the USA PATRIOT Act, all mutual funds are required to obtain, verify and record the following information for all registered owners and all authorized individuals: Full Name, Date of Birth, Social Security Number and Permanent Street Address. Other types of accounts require additional documentation. We will return your application if any of this information is missing. In the rare event that we are unable to verify your identity, the Fund reserves the right to redeem your account at the current day’s net asset value. A. Individual or Joint Tenant Registrations will be Joint Tenants with Right of Survivorship (JTWROS), unless otherwise specified. c First Name M.I. Last Name Date of Birth (Mo/Day/Yr) Social Security Number First Name M.I. Last Name Date of Birth (Mo/Day/Yr) Social Security Number B. Gift / Transfer to a Minor (UGMA / UTMA) c Custodian’s First Name (only one custodian permitted) M.I. Last Name Custodian’s Date of Birth (Mo/Day/Yr) Custodian’s Social Security Number Minor’s First Name (only one minor permitted) M.I. Last Name State of Minor’s Residence Date of Birth (Mo/Day/Yr) Social Security Number C. Trust, Corporation or Other Entity You must supply documentation to substantiate existence of your organization, (i.e. Articles of Incorporation/Formation/Organization, Trust Agreements (including the powers and limitations section(s)). Partnership Agreement, or other official documents.) Please call 1-800-304-7404 for further assistance. c Name of Trust, Corporation, Plan, Partnership or Other Entity Date of Agreement (Mo/Day/Yr) Taxpayer Identification Number Type of Trust: c Tax Exempt Org. c Corporation c Partnership c Limited Liability Co. c S Corp. c Trust c Other Names(s) of Authorized Trustee(s)/Individual(s)/Partner(s) Date of Birth (Mo/Day Yr) Social Security Number If more than one authorized person, attach a separate list with full names, Social Security numbers, dates of birth and permanent street addresses. 1. Investor Information Select one box (For identity verification, all bolded information must be completed, or your application will be rejected.)

2. Address

* (If joint tenants in Section 1 have different addresses, attach a separate sheet to this application and provide the name and address of the joint tenant.)

Mailing Address** (No foreign addresses) PO Box, APO and FPO are acceptable

This address will be used as the Address of Record for all statements, checks and required mailings.

City / State / Zip | Daytime Phone ( ) | Evening Phone ( )

****If your mailing address above is a PO Box, a street address is also required by the USA PATRIOT Act.**

Permanent Street Address (If different from mailing address above)

City / State / Zip

☐ (Optional) Duplicate Statements and Confirmations to:

Name:

Address:

City/State/Zip:

Mairs and Power Funds are registered for sale to U.S. residents only. You must provide your valid U.S. address when opening an account.

3. Initial Investment

Minimum initial investment is $2,500; subsequent minimum investment is $100. (Please check ONE box only)

Make check payable to: (check one) ☐ Mairs & Power Growth Fund (Fund #248)

OR ☐ Mairs & Power Balanced Fund (Fund #249)

☐ By check. Amount of check $ ____________. (Cashier's checks of $10,000 or less, third party checks, traveler's checks and money orders of any amount are NOT accepted.)

☐ By exchanging or gift transferring from existing Mairs and Power Fund account #____________. Amount: $____________ or ____________ shares (Shares must be equal to at least $2,500.)

☐ By wire transfer. (Call 1-800-304-7404 before wiring funds. For complete instructions, see Prospectus.) A completed application is required in advance of a wire. Indicate total amount of wire $____________.

4. Distribution Options

All dividends and capital gains will be reinvested if no options are selected.

Income Dividends		Capital Gains	
Reinvest ☐	Cash* ☐	Reinvest ☐	Cash* ☐

***For cash distributions, please select the method of payment.**

☐ Send check to mailing address (in Section 2).

☐ Deposit to bank account. **(You must complete Section 8, Bank Information, to establish this option.)**

5. Options for Telephone Purchase/ Redemption/ Exchanges

I understand that I will have telephone privileges subject to the terms and conditions described in the prospectus that was provided to me unless I decline this privilege by checking any of the boxes below.

☐ I do NOT want to use the telephone for subsequent purchases.

☐ I do NOT want to use the telephone for redemption transactions.

☐ I do NOT want to use the telephone for exchange transactions.

Additional Redemption Option:

☐ Send redemption proceeds by Electronic Fund Transfer.* *(No fee incurred.)* Funds are typically credited within 2 business days after redemption.

Redemption proceeds are payable by check mailed to the address of record unless other instructions are provided.

If an account has multiple owners, the Fund may rely on the telephone instructions of any one account holder.

***You must complete Section 8, Bank Information, to establish the above options. These options are generally activated 15 business days after your signed application is processed.**

6. Automatic Investment Plan (AIP) (optional)	**Automatic Investment Plan** – enables you to set up regular automatic investments into your account through deductions from your bank account. ◆ Your signed application must be received at least 15 business days prior to initial transaction. ◆ If there are insufficient funds in your bank account, or if a stop payment is made, a $25 fee (subject to change without notice) will be assessed. Your AIP will be terminated after two such consecutive occurrences. ◆ If you wish to terminate the AIP, your request must be made in writing and received by the transfer agent, U.S. Bancorp Fund Services, LLC. It will take five business days from the date of receipt for the termination to be effective. ◆ Participation in the plan will be terminated upon redemption of all shares. **Frequency:** ☐ Monthly ☐ Quarterly ☐ Every Other Month ☐ Semi-annually ☐ Annually If no option is selected, the frequency will default to monthly. **Start Date (month/year):** _______________ **Day of the month:** _______________ **Dollar Amount (minimum $100): $**______________________. *(The transfer will go into effect on the date instructed or the first business day thereafter. If you do not select a date, your AIP will occur on the 15th day of the month.)* **You must complete Section 8, Bank Information, to establish this option.**
7. Systematic Withdrawal Plan (SWP) (optional)	◆ Enables you to set up regular automatic redemptions from your account. A $10,000 minimum balance is required. ◆ Your signed application must be received at least 15 business days prior to initial transaction. ◆ The SWP is generally activated 15 business days after your signed application is processed. ◆ If you wish to terminate the SWP, your request must be made in writing and received by the transfer agent, U.S. Bancorp Fund Services, LLC. It will take five business days from the date of receipt for the termination to be effective. **Frequency:** ☐ Monthly ☐ Quarterly ☐ Every Other Month ☐ Semi-annually ☐ Annually **Start Date (month/year):** _______________ **Day of the month:** _______________ **Dollar Amount (minimum $100): $**______________________. *(The transfer will go into effect on the date instructed or the first business day thereafter. If you do not select a date, your SWP will occur on the 15th day of the month.)* **You must complete Section 8, Bank Information, to establish this option.**
8. Bank Information (if applicable)	◆ This section is applicable only if you have completed Sections 4, 5, 6 or 7 to either deposit your proceeds to your bank account or to make additional purchases using your bank account. ◆ Your bank must be a member of the Automated Clearing House (ACH) system to use this transfer option. Please call your bank if you are unsure. **Type of bank account (select one):** ☐ **Checking account.** **OR** ☐ **Savings account.** **ATTACH A VOIDED CHECK (CHECKING ACCOUNT) OR A PREPRINTED DEPOSIT SLIP (SAVINGS ACCOUNT) HERE.**

9. Certification and Signature I have read the current Summary Prospectus (or Prospectus) now available at www.mairsandpower.com for the Mairs and Power Fund I am investing in. I understand the Fund’s investment objectives and policies and agree to be bound by the terms of the Prospectus. Before I request an exchange, I will read the current prospectus for the new Fund. By selecting the options in Sections 4, 5, 6 or 7, I authorize my bank to honor all entries to my bank account initiated through U.S. Bank, NA, on behalf of the applicable Fund. Mairs and Power Funds will not be liable for acting upon instruction believed to be genuine and in accordance with the procedures described in the prospectus or the rules of the Automated Clearing House (ACH). When AIP or Telephone Purchase transactions are presented, sufficient collected funds must be in my account to pay them. I agree that my bank’s treatment and rights to respect each entry shall be the same as if it were signed by me personally. I agree that if any such entries are dishonored with good or sufficient cause, my bank shall be under no liability whatsoever. I further agree that any such authorization, unless previously terminated by my bank in writing, is to remain in effect until the Fund’s transfer agent receives and has had reasonable amount of time to act upon a written notice of revocation. The Fund, its transfer agent, and any officers, directors, employees, or agents of these entities (collectively “Mairs and Power Funds”) will not be responsible for banking system delays beyond their control. I agree to notify the Fund of any errors or discrepancies within 45 days after the date of the statement confirming the transaction. The statement will be deemed to be correct, and the Fund and its transfer agent shall not be liable if I fail to notify the Mairs and Power Funds within such time period. I hereby consent to the delivery of one copy of regulatory documents such as prospectuses, shareholder reports, proxies and other similar documents to all investors who share my same address. I may contact the Fund to revoke my consent. Your mutual fund account may be transferred to your state of residence if no activity occurs within your account during the inactivity period specified in your state’s abandoned property laws. Under the penalty of perjury, I certify that (1) I, as the Responsible Party, am of legal age and have the legal capacity to make this purchase, (2) the Social Security or taxpayer identification number shown on this form is my correct taxpayer identification number, and (3) I am not subject to backup withholding as a result of either being exempt from backup withholding, not being notified by the IRS of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (4) I am a U.S. person (including a U.S. resident alien). (Cross out item 3 above if you have been notified by the IRS that you are currently subject to backup withholding due to a failure to report all interest and dividends.) The IRS does not require your consent to any provision of this document other than the certification required to avoid backup withholding. Signature of Owner* Date (Mo/Day/Yr) Signature of Owner* Date (Mo/Day/Yr) *If shares are to be registered in 1) joint names, both persons should sign, 2) a custodian for a minor, the custodian should sign, 3) a trust, all trustees should sign, or 4) a corporation or other entity, an officer should sign and print name and title on the space provided below. PLEASE PRINT: Name(s) and title(s) of Officer(s) signing for a corporation or other entity.

MAIRS AND POWER FUNDS ☐ Growth Fund ☐ Balanced Fund NO-LOAD FUNDS

COVERDELL EDUCATION SAVINGS ACCOUNT (CESA) APPLICATION FORM

Please call 800-304-7404 for any assistance or visit the Fund's website at www.mairsandpower.com

MAILING INSTRUCTIONS

Regular Mail: Mairs and Power Funds
c/o US Bancorp Fund Services, LLC
P. O. Box 701
Milwaukee, WI 53201-0701

Express Mail: (including Certified & Registered Mail) Mairs and Power Funds
c/o US Bancorp Fund Services, LLC
615 East Michigan Street, 3rd Floor
Milwaukee, WI 53202-5207

Be sure to indicate at the top of this form which Mairs and Power Fund you would like your funds to be invested in.

USA PATRIOT ACT: In compliance with the USA PATRIOT Act, all mutual funds are required to obtain, verify and record the following information for all registered owners and all authorized individuals: ***Full Name, Date of Birth, Social Security Number and Permanent Street Address. We will return your application if any of this information is missing.*** *In the rare event that we are unable to verify your identity, the Fund reserves the right to redeem your account at the current day's net asset value.*

1. Account Holder / Designated Beneficiary

(For identity verification, all bolded information requested must be completed, or your application will be rejected.)

First Name **M.I.** **Last Name**

Date of Birth (Mo/Day/Yr) **Social Security Number**

( ) Daytime Phone Number ( ) Evening Phone Number

Mailing Address ** (No foreign addresses) P.O. Box, A.P.O. and F.P.O are acceptable. This address will be used as the Address of Record for all statements, checks, and required mailings.

City/State/Zip

**** If your mailing address above is a P.O. Box address, a street address is also required by the USA PATRIOT Act.**

Permanent Street Address (If different from mailing address above.)

City/State/Zip

☐ Check this box if designated beneficiary should also receive statements.

2. Guardian / Responsible Party

(If Account Holder is under 18 years of age.)
(For identity verification, all bolded information requested must be completed, or your application will be rejected.)

First Name **M.I.** **Last Name**

Date of Birth (Mo/Day/Yr) **Social Security Number**

( ) Daytime Phone Number ( ) Evening Phone Number

Mailing Address ** (No foreign addresses) P.O. Box, A.P.O. and F.P.O are acceptable. This address will be used as the Address of Record for all statements, checks, and required mailings

City/State/Zip

**** If your mailing address above is a P.O. Box address, a street address is also required by the USA PATRIOT Act.**

Permanent Street Address (If different from mailing address above.)

City/State/Zip

Mairs and Power Funds are registered for sale to U.S. residents only. You must provide your valid U.S. address when opening an account.

The following 2 options will be added to your account. If you do not want these options, check the boxes below.

The responsible party wishes to continue to control the account after the Account Holder attains age of majority in his/her state in accordance with the terms described in the optional portion of Article V of the Coverdell Education Savings Account agreement.

☐ The responsible party does not wish to control the account after age of majority.

The responsible party may change the beneficiary designated under this agreement to another member of the designated beneficiary's family described in Article VI of the Coverdell Education Savings Account agreement.

☐ The responsible party may not change the beneficiary.

3. Account Type Select ONE	Please refer to the CESA Disclosure Statement and Custodial Account Agreement for eligibility requirements and contribution limits. ☐ This is a new Coverdell Education Savings Account (CESA). For Tax Year * ___________. ***If no tax year is indicated, we will assume it is for the current tax year.** ☐ This is a Rollover (CESA) Account – specify the type of rollover: ☐ Account Holder's CESA to Account Holder's CESA. (Physical receipt of assets have been held for less than 60 days.) ☐ Qualifying Family Member's CESA to Account Holder's CESA. ☐ This is a Transfer (CESA) Account – a **direct** transfer from current CESA custodian. Complete and attach a CESA Transfer Form.
4. Initial Investment (Please check **ONE** box only) Minimum initial investment is $1,000; subsequent minimum investment is $100.	Make check payable to: *(check one)* ☐ Mairs and Power Growth Fund (Fund #248) ***OR*** ☐ Mairs and Power Balanced Fund (Fund #249) ☐ By check. Amount of check $___________. (Cashier's checks of $10,000 or less, third party checks, traveler's checks and money orders of any amount are NOT accepted.) ☐ By transferring assets from another mutual fund. Please complete and attach a CESA Transfer Form. ☐ By exchanging from my existing Mairs and Power Fund account # ______________________. Amount: $ ___________ or ___________ shares. *(Shares must be equal to at least $1,000.)* ☐ By wire transfer. (Call 800-304-7404 prior to wiring funds. For complete instructions, see Prospectus). A completed application is required in advance of a wire. Indicate total amount of wire: $ ___________.
5. Option for Telephone Purchases/ Exchanges	This feature is automatically established unless you check the box below: ☐ I do NOT want to use the telephone for subsequent purchases. ☐ I do NOT want to use the telephone for exchange transations. You may NOT use the telephone to make an initial purchase in a new CESA account. You may NOT use the telephone to redeem shares from a CESA account. **You must complete Section 7, Bank Information, to establish this option. This option is generally activated 15 business days after your signed application is processed.**
6. Automatic Investment Plan (AIP) (optional)	**Automatic Investment Plan** – enables you to set up regular automatic investments into your account through deductions from your bank account. ◆ Your signed application must be received at least 15 business days prior to initial transaction. ◆ If there are insufficient funds in your bank account, or if a stop payment is made, a $25 fee (subject to change without notice) will be assessed. Your AIP will be terminated after two such consecutive occurrences. ◆ All purchases made through the AIP process will be applied as a current year contribution (purchases may not be used for prior year contributions). It is your responsibility as a shareholder to monitor and ensure that excess CESA contributions will not be made into your CESA account. If you over contribute, the IRS may charge you a substantial penalty. Please notify US Bancorp Fund Services, LLC in writing to stop your AIP as soon as you have reached the maximum annual contribution amount. ◆ If you wish to terminate the AIP, your request must be made in writing and received by the transfer agent, US Bancorp Fund Services, LLC. It will take five business days from the date of receipt for the termination to be effective. ◆ Participation in the plan will be terminated upon redemption of all shares. **Frequency:** ☐ Monthly ☐ Quarterly ☐ Every Other Month ☐ Semi-annually ☐ Annually **If no option is selected, the frequency will default to monthly.** **Start Date (month/year):** ______________ **Day of the month:** ______________ **Dollar Amount (minimum $100):** $______________. *(The transfer will go into effect on the date instructed or the first business day thereafter. If you do not select a date, your AIP will occur on the 15th day of the month.)* **You must complete Section 7, Bank Information, to establish this option.**

9. Signature 7. Bank Information (if applicable) u This section is applicable only if you have completed Section 5 or Section 6. u Your bank must be a member of the Automated Clearing House (ACH) system to use any options that require the completion of this section. Please call your bank if you are unsure. If you are including a preprinted deposit slip the bank routing number is usually NOT located on your slip. Please call your bank for the routing number. Money market accounts are not eligible for banking privileges. Type of bank account (select one): c Checking account. ORc Savings account. ATTACH A VOIDED CHECK (CHECKING ACCOUNT) OR A PREPRINTED DEPOSIT SLIP (SAVINGS ACCOUNT) HERE. I adopt the Mairs and Power Funds Coverdell Education Savings Account (CESA) Disclosure Statement and Custodial Account Agreement, as it may be revised from time to time, and appoint the Custodian or its agent to perform those functions and other administrative services specified. I further agree to follow all of the terms and conditions of the CESA Disclosure Statement and Custodial Account Agreement. I have read the CESA Disclosure Statement and Custodial Account Agreement as well as the current Summary Prospectus (or Prospectus) available at www.mairsandpower.com for the Mairs and Power Fund I am investing in. I understand the Fund’s investment objectives and policies and agree to be bound by the terms of the Prospectus. Before I request an exchange, I will read the current prospectus for the new Fund. I understand that the fees relating to my CESA may be collected by redeeming sufficient shares. The Custodian may change the fee schedule at any time. By selecting the options in Sections 5 or 6, I authorize my bank to honor all entries to my bank account initiated through U.S. Bank, NA, on behalf of the applicable Fund. Mairs and Power Funds will not be liable for acting upon instructions believed to be genuine and in accordance with the procedures described in the prospectus or the rules of the Automated Clearing House (ACH). The Fund, its transfer agent, and any officers, directors, employees, or agents of these entities (collectively “Mairs and Power Funds”) will not be responsible for banking system delays beyond their control. When AIP or Telephone Purchase transactions are presented, sufficient collected funds must be in my account to pay them. I agree that my bank’s treatment and rights to respect each entry shall be the same as if it were signed by me personally. I agree that if any such entries are dishonored with good or sufficient cause, my bank shall be under no liability whatsoever. I further agree that any such authorization, unless previously terminated by my bank in writing, is to remain in effect until the Fund’s transfer agent receives and has had reasonable amount of time to act upon a written notice of revocation. I agree to notify the Fund of any errors or discrepancies within 45 days after the date of the statement confirming the transaction. The statement will be deemed to be correct, and the Fund and it’s transfer agent shall not be liable if I fail to notify the Mairs and Power Funds within such time period. I hereby consent to the delivery of one copy of regulatory documents such as prospectuses, share holder reports, proxies and other similar documents to all investors who share my same address. I may contact the Fund to revoke my consent. Your mutual fund account may be transferred to your state of residence if no activity occurs within your account during the inactivity period specified in your state’s abandoned property laws. Under the penalty of perjury, I certify that (1) I, as the Responsible Party, am of legal age and have the legal capacity to make this purchase; (2) the Social Security or taxpayer identification number shown on this form is my correct taxpayer identification number. DEPOSITOR/LEGALLY RESPONSIBLE INDIVIDUAL’S SIGNATURE Date (Mo/Day/Yr) Appointment as custodian accepted by U.S. Bank, N.A.: Joe D. Redwine 8. Successor Guardian/ Responsible Party (Due to death of Guardian/ Responsible Party. Please complete all bolded information. ) Name of Successor Responsible Party Permanent Street Address City/State/Zip Date of Birth (Mo/Day/Yr) Social Security Number Relationship to Account Holder

Mairs and Power Funds Growth Fund Balanced Fund REDEMPTION REQUEST Return via Regular Mail: Mairs and Power Funds c/o US Bancorp Fund Services, LLC P. O. Box 701 Milwaukee, WI 53201-0701 Return via Express, Certified or Registered Mail: Mairs and Power Funds c/o US Bancorp Fund Services, LLC 615 East Michigan Street, 3rd Floor Milwaukee, WI 53202 If you have any questions, please call 1-800-304-7404. Account Number : (Please indicate at the top of this form which Mairs and Power Fund your account is in.) Name : Address : City/State/Zip : Telephone : Please redeem from the account indicated above. Number of Shares : OR Dollar Amount : $ SPECIAL INSTRUCTIONS: Signature of Shareholder(s)* (All account holders must sign.) Date Authorized Signature Guarantee & Stamp *NOTE: A signature guarantee is required if: a) Payment requested is payable to or sent (either by check, by wire or by ACH) to any person, address or bank account not on record. b) Your address of record has been changed in the last 15 days. c) The shares being redeemed are represented by certificates issued. Mairs and Power Funds will accept signature guarantees from all institutions which are eligible to provide signature guarantees under federal or state law, provided that the individual giving the signature guarantee is authorized to do so. Institutions which are eligible to provide signature guarantees include commercial banks, trust companies, brokers, national securities exchanges, savings and loan associations, and credit unions. Please note that a signature guarantee is not the same as a notarized signature.

Mairs and Power Balanced Fund

September 30, 2010

www.mairsandpower.com (800) 304-7404

INVESTMENT OBJECTIVES

The objectives of the Mairs and Power Balanced Fund (the Fund) are to provide shareholders with regular current income, the potential for capital appreciation and a moderate level of risk by investing in a diversified portfolio including bonds, preferred stocks, common stocks, and other securities convertible into common stock. It is also the objective of the Fund to provide a current income yield of at least 25% greater than that of the Standard & Poor's 500 Index (S&P 500), although there can be no assurance that this objective will be met.

INVESTMENT STRATEGIES

We expect that the Fund's assets will be invested in various types of securities, the proportion of which will vary from time to time in accordance with the judgment of Mairs and Power, Inc., the Fund's investment adviser.

The Fund seeks to:

- Invest in a list of holdings that is diversified by both security type and by industry;
- Invest at least 25% of its assets in non-convertible fixed income securities;
- Emphasize investments in common stock and other securities convertible into common stock;
- Keep assets reasonably fully invested at all times;
- Hold cash equivalent investments (money market funds and other short-term investments) from time to time as a buying reserve to better enable the Fund to meet its objective;
- Keep portfolio turnover relatively low as compared to other balanced mutual funds; and
- Invest primarily in higher rated investment grade fixed income securities (Baa or better by Moody's Investors Service). Lower rated fixed income securities may be purchased if, in the opinion of the investment adviser, the potential rewards outweigh the incremental risks.

TEN YEARS OF INVESTMENT PERFORMANCE (THROUGH SEPTEMBER 30, 2010)



Mairs and Power Balanced Fund
Standard & Poor's 500 Index (S&P 500)
Composite Index
$25
$20
$15
$10
$5
Dollars in Thousands
$16,594
$13,025
$9,577
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Period Ended September 30

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund ten years ago.

The S&P 500 is an unmanaged index of 500 common stocks that is generally considered representative of the U.S. stock market. The Composite Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the Barclays Capital Government/Credit Bond Index, which is composed of high-quality, investment-grade U.S. government and corporate fixed income securities with maturities greater than one year.

PERFORMANCE INFORMATION

Average Annual Total Returns (for periods ended September 30, 2010)				
	1 year	5 years	10 years	20 years
Mairs and Power Balanced Fund	12.49%	4.33%	5.20%	9.90%
S&P 500 Index	10.16%	0.64%	-0.43%	9.05%
Composite Index	10.10%	3.19%	2.68%	8.65%

Performance data quoted represents past performance and does not guarantee future results. All performance information shown includes the reinvestment of dividend and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. For the most recent month-end performance figures, visit the Fund's website at www.mairsandpower.com or call Shareholder Services at (800) 304-7404.

The Fund's investment objectives, risks and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling (800) 304-7404, or visiting www.mairsandpower.com. Read it carefully before investing.

FUND INFORMATION September 30, 2010

PORTFOLIO MANAGERS

William B. Frels, lead manager since 1992
University of Wisconsin, BBA Finance 1962

Ronald L. Kaliebe, co-manager since 2006
University of Wisconsin-Madison,
MBA Finance 1980

GENERAL INFORMATION

Fund Symbol	MAPOX
Net Asset Value (NAV) Per Share	$58.85
Expense Ratio (Sept. 30, 2010)	0.81%[1]
Portfolio Turnover Rate (Sept. 30, 2010)	5.02%
Sales Charge	None[2]
Fund Inception Year	1961

PORTFOLIO COMPOSITION



Short-term Investments 2.5%[4]
Fixed Income Securities 38.1%
Common Stocks 59.4%

TOP TEN COMMON STOCK HOLDINGS (Percent of Total Net Assets)[3]

3M Co. (MMM)	3.3%
Emerson Electric Co. (EMR)	3.0
Baxter International Inc. (BAX)	2.5
Valspar Corp. (VAL)	2.4
United Parcel Service, Inc., Class B (UPS)	2.2
Pentair, Inc. (PNR)	2.2
Honeywell International Inc. (HON)	2.1
Wells Fargo & Co. (WFC)	2.1
Schlumberger, Ltd. (SLB)	1.9
H.B. Fuller Co. (FUL)	1.9

PORTFOLIO DIVERSIFICATION (Percent of Total Net Assets)

Fixed Income Securities 38.1%	
Corporate Bonds	35.1%
Asset-Backed Securities	1.7
Federal Agency Obligations	1.0
Convertible Corporate Bonds	0.3
Common Stocks 59.4%	
Financial	10.2
Health Care	7.9
Energy	7.0
Technology	7.0
Basic Industries	6.0
Capital Goods	5.3
Consumer Staple	5.0
Diversified	4.7
Consumer Cyclical	3.0
Transportation	2.2
Utilities	0.6
Industrial	0.5
Short-term Investments 2.5%[4]	2.5
	100.0%

1 Ratio has been annualized for the nine month period ended September 30, 2010.
2 Although the Fund is no-load, investment management fees and other expenses still apply.
3 All holdings in the portfolio are subject to change without notice and may or may not be represent current or future portfolio composition. The mention of specific securities is not intended as a recommendation or offer for a particular security, nor is it intended to be a solicitation for the purchase or sale of any security.
4 Represents short-term investments and other assets and liabilities (net).

09/10 www.mairsandpower.com

Mairs and Power Growth Fund

September 30, 2010

www.mairsandpower.com (800) 304-7404

INVESTMENT OBJECTIVE

The objective of the Mairs and Power Growth Fund (the Fund) is to provide shareholders with a diversified portfolio of common stocks which have the potential for above-average long-term appreciation.

INVESTMENT STRATEGIES

We expect that common stocks will continue to be the primary emphasis in the portfolio. Preference is given to holdings in high quality companies characterized by:

- Earnings that are reasonably predictable;
- Return on equity that is above average;
- Market dominance; and
- Financial strength.

Because we recognize that smaller capitalization companies provide somewhat higher returns over longer time frames, some emphasis is placed on small to medium sized companies, generally located in the Upper Midwest region. These companies may be underowned by institutional investors.

The Fund seeks to:

- Keep its assets reasonably fully invested at all times; and
- Maintain modest portfolio turnover rates.

TEN YEARS OF INVESTMENT PERFORMANCE (THROUGH SEPTEMBER 30, 2010)


Mairs and Power Growth Fund
Standard & Poor's 500 Index (S&P 500)
$30
$25
$20
$15
$10
$5
Dollars in Thousands
$18,737
$9,577
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Period Ended September 30

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund ten years ago.

The S&P 500 is an unmanaged index of 500 common stocks that is generally considered representative of the U.S. stock market.

PERFORMANCE INFORMATION

Average Annual Total Returns (for periods ended September 30, 2010)				
	1 year	5 years	10 years	20 years
Mairs and Power Growth Fund	12.53%	2.50%	6.48%	13.53%
S&P 500 Index	10.16%	0.64%	-0.43%	9.05%

Performance data quoted represents past performance and does not guarantee future results. All performance information shown includes the reinvestment of dividend and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. For the most recent month-end performance figures, visit the Fund's website at www.mairsandpower.com or call Shareholder Services at (800) 304-7404.

The Fund's investment objective, risks and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling (800) 304-7404, or visiting www.mairsandpower.com. Read it carefully before investing.

FUND INFORMATION — September 30, 2010

PORTFOLIO MANAGERS

William B. Frels, lead manager since 2004
Co-manager since 1999
University of Wisconsin, BBA Finance 1962

Mark L. Henneman, co-manager since 2006
University of Minnesota, MBA Finance 1990

GENERAL INFORMATION

Fund Symbol	MPGFX
Net Asset Value (NAV) Per Share	$ 66.82
Expense Ratio (Sept .30, 2010)	0.71%[1]
Portfolio Turnover Rate (Sept. 30, 2010)	1.49%
Sales Charge	None[2]
Fund Inception Year	1958

PORTFOLIO COMPOSITION



Short-term Investments 2.3%[4]
Common Stocks 97.7%

TOP TEN COMMON STOCK HOLDINGS (Percent of Total Net Assets)[3]

3M Co. (MMM)	5.2%
Ecolab Inc. (ECL)	4.9
Emerson Electric Co. (EMR)	4.7
Target Corp. (TGT)	4.5
Toro Co. (TTC)	4.0
Medtronic, Inc. (MDT)	4.0
Valspar Corp. (VAL)	4.0
Pentair, Inc. (PNR)	3.9
Honeywell International Inc.(HON)	3.7
Johnson & Johnson (JNJ)	3.7

PORTFOLIO DIVERSIFICATION (Percent of Total Net Assets)

Common Stocks 97.7%	
Health Care	18.3%
Basic Industries	15.7
Capital Goods	14.5
Technology	12.8
Financial	12.3
Consumer Cyclical	9.1
Diversified	7.4
Consumer Staple	6.1
Transportation	1.5
Short-term Investments 2.3%[4]	2.3
	100.0%

1 Ratio has been annualized for the nine month period ended September 30, 2010.
2 Although the Fund is no-load, investment management fees and other expenses still apply.
3 All holdings in the portfolio are subject to change without notice and may or may not represent current or future portfolio composition. The mention of specific securities is not intended as a recommendation or offer for a particular security, nor is it intended to be a solicitation for the purchase or sale of any security.
4 Represents short-term investments and other assets and liabilities (net).

09/10 www.mairsandpower.com

MAIRS AND POWER BALANCED FUND, INC. November 9, 2010 Third Quarter Results The stock market rallied and interest rates declined in the third quarter. The Fund delivered good absolute returns but lagged its Composite Index. The Fund’s total return was 7.8% versus 8.2% for its Composite Index. The stock market posted strong returns with the S&P 500 Index and Dow Jones Industrial Average up 11.3% and 11.1% for the quarter. The Barclays Capital Government/Credit Bond Index returned 3.3% for the third quarter of 2010. The Fund’s relative stock performance was adversely impacted by the holdings in the financial and healthcare sectors during the last three months. Individual stocks that contributed to performance in the third quarter were BP plc (+42.6%), Murphy Oil (+25.0%), Emerson Electric (+20.5%) and Pfizer (+17.6%). The worst performing stocks were Bank of America (-9.0%), Sturm Ruger (-5.0%), U.S. Bancorp (-3.3%), TCF Financial (-2.5%) and Wells Fargo (-1.8%). During the quarter, the five-year United States Treasury declined in yield from 1.77% to 1.26%. The ten year United States Treasury had a bigger drop from 2.93% to 2.51% over the same time period. The slope of the United States Treasury yield curve remained about the same over the quarter with 3.44% more yield from the one-year to the thirty year bond. The Federal Reserve has suggested it may expand its program of government debt purchases intended to keep borrowing costs down. Many lower rated credit corporations rushed to issue debt to take advantage of tighter credit spreads and lower rates over the last three months. Additionally, higher rated corporations and consumers (mortgages) participated in an enormous amount of refinancing activity during the quarter. The economy continues to grow at a measured rate. Gross Domestic Product (GDP) rose 2.0% in the third quarter, which was slightly higher than the 1.7% posted in the second quarter. Unfortunately, this level of growth is not nearly enough to significantly improve unemployment. The 9.6% national unemployment rate is only slightly better than the 10.2% post-recession high hit in October, 2009. Because of the slow growth, companies have not needed to ramp up hiring. Existing employees have been able to meet the small increase in demand by increasing their productivity. This has contributed to strong corporate earnings as the typical company delivers more goods and services without adding to its expenses. We expect 2010 earnings to be up 33% from 2009. The stock market remained volatile in the third quarter. This was caused by uncertainty about the economic recovery. The stock market tended to react every time key economic data was released and investors shifted their perception about whether the U.S. economy would slip back into a recession. We do not see the U.S. experiencing a double-dip recession. Not only are double-dips rare, but there are too many signs of moderate growth throughout the economy. In addition, growth in many other markets around the world, both developed and developing, is looking better than expected. This even includes Europe, which earlier this year was in the news daily with its economic problems. The “flash crash” and high frequency trading strategies. We have received a number of calls from shareholders. Our conversations with them make it clear to us that the flash crash on May 6th and high frequency trading strategies employed by hedge funds and investment banks are weighing heavily on investors’ confidence. On May 6th, beginning at 1:42 pm, the Dow Jones Industrial Average which was already down 300 points, fell another 600 points in five minutes. Ten minutes later, the market had recovered most of the 600 point drop. It was a breathtaking market swing. At the worst point of the day, 3M and Proctor & Gamble, two very large and stable companies, were quoted down 20% and 37% respectively. Five months after the flash crash, the U.S. Securities and Exchange Commission and the Commodity Futures Trading Commission issued a joint report identifying a single unusual, but not unprecedented, trade that was the main catalyst for the sharp drop. Officials who wrote the report have been criticized for not having a solution to prevent this from happening again. We at Mairs and Power would have been skeptical if those officials would have come up with a solution to prevent future problems. Odd and unpredictable trading issues have happened in the past; they will most likely happen in the future. High frequency trading strategies have received a lot of attention recently. These strategies rely on complex computer programs that take advantage of opportunities that can exist for fractions of a second. The controversy surrounding high frequency trading is the belief that this strategy anticipates trades made by stock market investors, which works to benefit the high frequency trader to the detriment of all other investors. Despite an improving economy and solid stock market performance, some investors continue to leave the equity markets. From May through September of this year, investors pulled an estimated $65 billion out of U.S. Stock funds. We believe the shock of the flash crash, and the advantage hedge funds and investment banks have as a result of high frequency trading strategies, has had a negative impact on the public’s perception of the stock market. How can individual investors or even mutual fund managers trade successfully when so much is stacked against them? Our answer depends on whether we are talking about trading or investing. For traders, I agree with the skepticism. Traders compete for shortterm gains in the stock market against powerful competition and work in an imperfect market environment. For traders, the odds of success are low. For investors, these issues are of little consequence. The longer the investor’s time horizon, the less impact a highly competitive trading environment can have on overall portfolio results. The clearest answer to us-- trade less. The Mairs and Power investment style is long term. Because we have such a long term strategy and, therefore, do so little trading, we consider the flash crash and high frequency trading to be irrelevant to our investment process.

Future Outlook

Prospects for the stock market remain quite promising, considering the outlook for corporate earnings together with the historically low level of interest rates. Valuation levels also appear reasonable (14 x estimated 2010 S&P 500 earnings), especially when compared with other similar periods.

William B. Frels President and Lead Manager	Ronald L. Kaliebe Co-Manager

Performance data quoted represents past performance and does not guarantee future results. *The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of September 30, 2010, the Mairs and Power Balanced Fund had an annual expense ratio of 0.81%. For most recent month-end performance figures, visit the Fund's website at www.mairsandpower.com, or call Shareholder Services at (800) 304-7404.*

Average Annual Total Returns as of 09/30/10:	1 Year	5 Years	10 Years	20 Years
Mairs and Power Balanced Fund[(1)]	12.49%	4.33%	5.20%	9.90%
S&P 500 Index[(2)]	10.16%	0.64%	-0.43%	9.05%
Composite Index[(3)]	10.10%	3.19%	2.68%	8.65%
Barclays Capital Government/Credit Bond Index[(4)]	8.73%	6.15%	6.52%	7.30%

(1) Performance information shown includes the reinvestment of dividend and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(2) The S&P 500 Index is an unmanaged index of 500 common stocks that is generally considered representative of the U.S. stock market.

(3) The Composite Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the Barclays Capital Government/Credit Bond Index.

(4) The Barclays Capital Government/Credit Bond Index is composed of high-quality, investment grade U.S. government and corporate fixed income securities with maturities greater than one year.

The stocks mentioned herein represent the following percentages of the total net assets of the Mairs and Power Balanced Fund as of September 30, 2010: BP plc 0.9%, Murphy Oil 1.0%, Emerson Electric 3.0%, Pfizer 1.4%, Bank of America 0.5%, Sturm Ruger 0.3%, U.S. Bancorp 1.3%, TCF Financial 0.8% and Wells Fargo 2.1%. All holdings in the portfolio are subject to change without notice and may or may not represent current or future portfolio composition. The mention of specific securities is not intended as a recommendation or offer for a particular security, nor is it intended to be a solicitation for the purchase or sale of any security.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling Shareholder Services at (800) 304-7404, or visiting www.mairsandpower.com. Read it carefully before investing.

MAIRS AND POWER GROWTH FUND, INC. November 9, 2010 Third Quarter Results The market rallied in the third quarter and the Fund delivered good absolute returns but lagged the broad market. The Fund’s total return was 8.5% versus 11.3% for the S&P 500 Index and 11.1% for the Dow Jones Industrial Average. The Fund also lagged a peer group Lipper Multi-Cap Core Fund Index which was up 11.0%. Relative performance was adversely impacted by the Fund’s significant exposure to Healthcare. Individual stocks that contributed to performance in the third quarter were Emerson Electric (+20.5%), CH Robinson (+26.0%) and Daktronics (+31.0%). ADC Telecommunications (+71.0%) announced it will be acquired by Tyco Electronics. The three worst performing stocks in the Fund are all in the healthcare sector: MEDTOX Scientific (-5.4%), Medtronic (-7.4%) and SurModics (-27.4%). The economy continues to grow at a measured rate. Gross Domestic Product (GDP) rose 2.0% in the third quarter, which was slightly higher than the 1.7% posted in the second quarter. Unfortunately, this level of growth is not nearly enough to significantly improve unemployment. The 9.6% national unemployment rate is only slightly better than the 10.2% post-recession high hit in October, 2009. Because of the slow growth, companies have not needed to ramp up hiring. Existing employees have been able to meet the small increase in demand by increasing their productivity. This has contributed to strong corporate earnings as the typical company delivers more goods and services without adding to its expenses. We expect 2010 earnings to be up 33% from 2009. The stock market remained volatile in the third quarter. This was caused by uncertainty about the economic recovery. The stock market tended to react every time key economic data was released and investors shifted their perception about whether the U.S. economy would slip back into a recession. We do not see the U.S. experiencing a double-dip recession. Not only are double-dips rare, but there are too many signs of moderate growth throughout the economy. In addition, growth in many other markets around the world, both developed and developing, is looking better than expected. This even includes Europe, which earlier this year was in the news daily with its economic problems. The “flash crash” and high frequency trading strategies. We have received a number of calls from shareholders. Our conversations with them make it clear to us that the flash crash on May 6th and high frequency trading strategies employed by hedge funds and investment banks are weighing heavily on investors’ confidence. On May 6th beginning at 1:42 pm, the Dow Jones Industrial Average which was already down 300 points, fell another 600 points in five minutes. Ten minutes later, the market had recovered most of the 600 point drop. It was a breathtaking market swing. At the worst point of the day, 3M and Proctor & Gamble, two very large and stable companies, were quoted down 20% and 37% respectively. Five months after the flash crash, the U.S. Securities and Exchange Commission and the Commodity Futures Trading Commission issued a joint report identifying a single unusual, but not unprecedented, trade that was the main catalyst for the sharp drop. Officials who wrote the report have been criticized for not having a solution to prevent this from happening again. We at Mairs and Power would have been skeptical if those officials would have come up with a solution to prevent future problems. Odd and unpredictable trading issues have happened in the past; they will most likely happen in the future. High frequency trading strategies have received a lot of attention recently. These strategies rely on complex computer programs that take advantage of opportunities that can exist for fractions of a second. The controversy surrounding high frequency trading is the belief that this strategy anticipates trades made by stock market investors, which works to benefit the high frequency trader to the detriment of all other investors. Despite an improving economy and solid stock market performance, some investors continue to leave the equity markets. From May through September of this year, investors pulled an estimated $65 billion out of U.S. Stock funds. We believe the shock of the flash crash, and the advantage hedge funds and investment banks have as a result of high frequency trading strategies, has had a negative impact on the public’s perception of the stock market. How can individual investors or even mutual fund managers trade successfully when so much is stacked against them? Our answer depends on whether we are talking about trading or investing. For traders, I agree with the skepticism. Traders compete for shortterm gains in the stock market against powerful competition and work in an imperfect market environment. For traders, the odds of success are low. For investors, these issues are of little consequence. The longer the investor’s time horizon, the less impact a highly competitive trading environment can have on overall portfolio results. The clearest answer to us -- trade less. The Mairs and Power investment style is long term. For the last three years, the Mairs and Power Growth Fund has had annual turnover of less than 5%. That implies a 20 year holding period. Since we have such a long term strategy and, therefore, do so little trading, we consider the flash crash and high frequency trading to be irrelevant to our investment process.

Future Outlook

Prospects for the stock market remain quite promising, considering the outlook for corporate earnings together with the historically low level of interest rates. Valuation levels also appear reasonable (14 x estimated 2010 S&P 500 earnings), especially when compared with other similar periods.

William B. Frels President and Lead Manager	Mark L. Henneman Co-Manager

Performance data quoted represents past performance and does not guarantee future results. *The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of September 30, 2010, the Mairs and Power Growth Fund had an annualized expense ratio of 0.71%. For most recent month-end performance figures, visit the Fund's website at www.mairsandpower.com, or call Shareholder Services at (800) 304-7404.*

Average Annual Total Returns as of 9/30/2010:	1 Year	5 Years	10 Years	20 Years
Mairs and Power Growth Fund[1]	12.53%	2.50%	6.48%	13.53%
S&P 500 Index[2]	10.16%	0.64%	-0.43%	9.05%
Dow Jones Industrial Average[3]	14.12%	3.13%	2.51%	10.27%
Lipper Multi-Cap Core Fund Index[4]	10.81%	1.31%	0.68%	9.00%

(1) Performance information shown includes the reinvestment of dividend and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(2) The S&P 500 Index is an unmanaged index of 500 common stocks that is generally considered representative of the U.S. stock market.

(3) The Dow Jones Industrial Average is an indicator of stock market prices based on the share values of 30 blue-chip stocks listed on the New York Stock Exchange.

(4) The Lipper Multi-Cap Core Fund Index is a non weighted index of the 30 largest funds within the Lipper Multi-Cap investment category. This Index does not include the effect of expenses, is not representative of any specific fund or product and cannot be invested in directly.

The stocks mentioned herein represent the following percentages of the total net assets of the Mairs and Power Growth Fund as of September 30, 2010: Emerson Electric 4.7%, CH Robinson 0.4%, Daktronics 0.7%, ADC Telecommunications 0.03%, Tyco Electronics 0.0%, MEDTOX Scientific 0.3%, Medtronic 4.0% and SurModics 0.5%. All holdings in the portfolio are subject to change without notice and may or may not represent current or future portfolio composition. The mention of specific securities is not intended as a recommendation or offer for a particular security, nor is it intended to be a solicitation for the purchase or sale of any security.

The Fund's investment objective, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling Shareholder Services at (800) 304-7404, or visiting www.mairsandpower.com. Read it carefully before investing.

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MAIRS & POWER GROWTH FUND 10/29/2010 08:26 AM ET S&P five-star ranked Mairs & Power Growth Fund (MPGFX 67.89 *****) is a Gold award recipient in the Standard & Poor’s Mutual Fund Excellence Award program within the domestic equity multi-cap category. The awards program is designed to recognize those U.S. mutual funds that have achieved the highest overall ranking in their category on the most consistent basis during the previous measurement year. The fund has, over the past year, consistently been among those top-ranked within S&P’s coverage universe, and garners positive performance analytics, risk considerations, and cost factors scores in the quantitative ranking approach. MPGFX was opened to investors in 1958 and is one of only 15 out of 1,673 multi-cap funds in the S&P universe in existence since before John F. Kennedy was elected President. This nearly $1.9 billion fund is open to new investors with a minimum initial investment of $2,500. Its stated objective is to provide above-average long-term appreciation through investment in a diversified portfolio of common stocks of U.S.-based companies. To select equities for the portfolio, managers William Frels and Mark Henneman begin by monitoring about 300 companies, which are typically headquartered in the upper-mid western section of the United States. The managers believe that by concentrating their efforts in companies that are located close to their St. Paul, Minnesota, location, they are able to be more familiar with the firms. They cull that list of 300 down to 100, which they more closely monitor. Companies that make this group have, in management’s opinion, strong balance sheets, distinctive competitive strengths, and above-average profitability. They further trim those 100 to come up with 15 companies that comprise their buy list. For one of those 15 to make it into the portfolio of 46 stocks, management looks for equities that have attractive valuations or companies that are exhibiting accelerating earnings growth. The team does not put a premium on adding names to the portfolio; they may add just one or two names a year. The fund’s buy-and-hold philosophy can be seen in its portfolio turnover rate, which is typically under 5%. Based on the latest data available to S&P, with a 3% turnover rate, MPGFX incurs significantly lower cost factors than the 84% rate for its peers. S&P has a favorable view of the fund’s performance relative to its multi-cap core funds peers over the trailing one and three-year periods ended September 2010. Over longer spans, MPGFX has also been a top performer. For example, the fund outpaced its peers by nearly 500 basis points over the 10-year period on an annualized average basis. With the top 10 positions comprising 44% of assets, the portfolio is a relatively concentrated one. Within that group, there are a number of stocks that are currently ranked buy (4-STARS) by S&P Equity Analysts (STARS is an independent and qualitative approach to stock selection employed by S&P’s global research team.). They include Ecolab (ECL 49.21 ****) and Target (TGT 52.36 ****) . In general, S&P views the fund’s portfolio as high quality. Eight of the top-10 holdings have a Quality Rank of A- or above. S&P’s Quality Ranking is a metric that assesses dividend and earnings growth and consistency. Further, the portfolio is generally invested in stocks that have high investment-grade S&P Credit Ratings, which are developed independently from S&P Equity Research. As of August 2010, the portfolio had a 34% exposure to the industrials sector. Within that group is 3M (MMM 85.07 ***), which management believes has made a commitment to research and development and is now beginning to see the benefit. Another large sector is health care, with about 18% of assets. Fund management likes the sector in general, citing its favorable demographic trends. In particular, they favor medical device makers such as Medtronic (MDT 36.14 ***). Also contributing to the five-star ranking of MPGFX is its lower-than-peers costs. The fund’s expense ratio of 0.7% is less than half of the multi-cap core fund group average of 1.5%, and it has no sales load. Overall, S&P Equity Research views Mairs & Power Growth Fund as a top selection within the domestic equity category, given its strong performance, relatively modest risk level, and low costs. As with all investments, S&P believes that investors should look to make selections that are suitable for their objectives and risk profiles. To learn more about the S&P fund ranking methodology, visit http://www2.standardandpoors.com/ spf/pdf/equity/MFMethodology.pdf More information about the S&P Mutual Fund Excellence Award finalists and methodology, including disclosures, can be found by going to www.spfundawards.com. Note: The fund rankings in this article - from five star (highest) to one star (lowest) - are quantitatively derived from performance, holdings, risk, and expense analysis. S&P Equity Research’s stock rankings or STARS - using a scale of 5-STARS (Strong Buy) to 1-STARS (Strong Sell) - are based on S&P equity analysts’ qualitative and fundamentally driven outlooks for stocks over the next 12 months. S&P’s views on mutual funds are constantly re-evaluated. Please refer to our most recent publication on this fund to see our current view. –DYLAN CATHERS, S&P Mutual Fund Analyst All of the views expressed in this research report accurately reflect the research analyst’s personal views regarding any and all of the subject securities or issuers. No part of the analyst’s compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed in this research report. Copyright©2010. For important regulatory information, please go to www.standardandpoors.com and click on Regulatory Disclosure Copyright © 2010 Standard & Poor’s Financial Services LLC, a wholly owned subsidiary of The McGraw-Hill Companies. All rights reserved. TAKEAWAY: This S&P five-star ranked fund is a Gold award recipient for the 2010 Domestic Equity Multi-Cap category in S&P’s Mutual Fund Excellence Award program. POSITIVE IMPLICATIONS: Mairs & Power Growth Fund HHHHH [MPGFX]

The Following provided by Mairs and Power Growth Fund Average Annual Total Returns as of 09/30/10: 1 Year 5 Years 10 Years 20 Years Mairs and Power Growth Fund(1) 12.53% 2.50% 6.48% 13.53% S&P 500 Index(2) 10.16% 0.64% -0.43% 9.05% (1) Performance information shown includes the reinvestment of dividend and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. (2) The S&P 500 Index is an unmanaged index of 500 common stocks that is generally considered representative of the U.S. stock market. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of September 30, 2010, the Mairs and Power Growth Fund had an annualized expense ratio of 0.71%. For most recent month-end performance figures, visit the Fund’s website at www.mairsandpower.com, or call Shareholder Services at (800) 304-7404. The holdings mentioned herein represent the following percentage of the total net assets of the Mairs and Power Growth Fund as of September 30, 2010: Ecolab 4.9%, Target 4.5%, 3M Co. 5.2% and Medtronic 4.0%. All holdings in the portfolio are subject to change without notice and may or may not represent current or future portfolio composition. The mention of specific securities is not intended as a recommendation or offer for a particular security, nor is it intended to be a solicitation for the purchase or sale of any security. The Fund’s investment objective, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling Shareholder Services at (800) 304-7404, or visiting www.mairsandpower.com. Read it carefully before investing. Ticker symbols Class A JGPAX Class B JGPBX Class C JGPCX Class I JGPIX John Hancock Global Opportunities Fund Average annual total returns as of 3/31/10 Class A shares 1-year 3-year 5-year Since Inception Without sales charge 94.79% 85.05% 14.80% 14.47% With 5% maximum sales charge 85.05% 6.95% 13.63% 13.32% Performance reflects a total annual fund operating expense ration of 1.68%. There is currently no expense reimbursement in effect for Class A shares; therefore, the reinvested. Performance quoted without sales charges would be reduced if the sales charges were applied. For performance data current to the most recent month end, contact your financial professional or call John Hancock Funds at 1-800-225-5291. John Hancock Funds, LLC S&P FUND RANKING METHODOLOGY DISCLOSURES S&P’s Mutual Fund Rankings provide S&P’s quantitative and holistic assessment of the performance, risk other mutual funds in its category. Rankings range Fund Rank in Category S&P Ranking Top 10% ***** Next 20% **** Middle 40% *** Next 20% ** Bottom 10% * S&P Mutual Fund Ranking Methodology and Inputs profile, and relative costs of a given fund compared to from ***** (highest) to *(lowest) and follow a normalized distribution curve. The performance portion of the fund ranking is based on the 1- and 3-year total return. The Fund ranked 3 out of 89 multi-cap growth funds for the 1-year period and 2 out of 56 multi-cap growth funds for the 3-year period. Total return and category rank do not take into account any loads or sales charges. Performance data represents past performance which does not guarantee future results. The overall Mutual Fund ranking is based on a weighted average computation of three components – factors -- that evaluate, relative to its peers, a fund’s performance analytics, risk considerations, and cost underlying holdings, its historical performance, and characteristics of the fund.

MAIRS & POWER BALANCED FUND 10/12/2010 11:45 AM ET Mairs & Power Balanced Fund (MAPOX 60 *****) is a Silver award recipient in the Standard & Poor’s Mutual Fund Excellence Awards program within the Blended - Individual Securities category. The fund has, over the past year, consistently been top-ranked within S&P’s coverage universe, and garners positive performance analytics, risk considerations, and cost factors scores. It is currently ranked five star. MAPOX is a relatively small fund, compared to its larger sibling and fellow S&P Gold Award recipient Mairs & Power Growth Fund (MPGFX 68 *****), with less than $150 million in assets under management. Managed by William Frels and Ronald Kaliebe, the fund’s objective is to provide regular current income and the potential for capital appreciation with a moderate level of risk. Investors can open an account with a $2,500 minimum investment. The portfolio is divided between stocks and fixed income securities at a roughly 60%/40% split, although management may vary that allocation modestly. To decide which stocks to include in the equity portion of MAPOX the managers start with a group of about 300 companies, concentrating on firms that are headquartered in the upper mid-west. Mairs & Power is located in St. Paul, Minnesota, which gives them some intimacy with the 300 relatively local companies. They favor companies they think have strong balance sheets, distinctive competitive advantages, and above-average profitability. From that list, the duo more closely monitors about 100 firms. Of that smaller group, management will put together a buy list with the top 15 names, keeping an eye towards those with attractive valuations or accelerating earnings growth. The Balanced fund, with its more conservative nature, tends to have a higher average market capitalization than the Growth Fund. (S&P calculates an average market cap of about $50 billion for MAPOX, versus about $33 billion for the MPGFX). The fixed income portion of the portfolio begins with a fundamental analysis of the companies that issue the bonds under consideration. Only bonds with investment-grade ratings are considered, and the issuing companies must have strong balance sheets in the eyes of management. In general, the portfolio they end up with has a ladder structure, where bonds are grouped together at various maturity intervals, which helps ensure a steady income stream. Lastly, the portfolio typically comprises call protected bonds. The fund’s performance analytics input to the S&P ranking model is positive, which we attribute to the portfolio’s healthy relative track record and yield. With regard to its record, MAPOX has outpaced its Mixed-Asset Target Allocation Growth Fund peer group over the trailing one-, three-, five-, and 10-year periods ended September, 2010. To formulate our overall ranking, we pay particularly close attention to the one- and three-year performances, and the fund received positive marks for both of those time frames. The fund also offers investors a 12-month yield that compares positively to the broader Blended - Individual Securities category and at 3.2% is nearly double the narrower peer group average. Although the fund’s S&P STARS score is neutral, we note there are a number of top-10 holdings favored by S&P equity analysts, including 3M (MMM 87****), and Honeywell International (HON 45 *****). MAPOX’s risk considerations score is also a contributor to its five-star ranking. Specifically, we point to the fund’s below average standard deviation as well as the long manager tenure of Frels and Kaliebe. The average credit ranking of the securities in the portfolio is roughly in line with the category, with the bonds averaging an investment-grade BBB. Meanwhile, the fund’s level of debt exposure is in line with the Blended category; the more equity exposure a fund has, the more risk S&P considers it to have when developing the ranking. With regard to cost factors, the Balanced Fund scores positively on all three metrics we follow. First, its expense ratio of 0.83% is notably below its peer average. Second, there is no front end sales load, which we view favorably. Lastly, management keeps the turnover of the portfolio low; it was 19% as of July 2010, which helps to limit trading costs. Mairs & Power Balanced Fund ranks as a Blended - Individual Securities five star because of its strong returns and yield, its relatively low risk profile, and lower-than-average costs. In addition, the fund is a Finalist for the S&P Equity Research Blended - Individual Securities Excellence Award. To see an S&P fund report on this five-star fund, visit the Funds tab of Market- Scope Advisor. More information about the S&P Mutual Fund Excellence Award finalists and methodology, including disclosures, can be found by going to www.spfundawards.com. Note: The fund rankings in this article - from five star (highest) to one star (lowest) - are quantitatively derived from performance, holdings, risk, and expense analysis. S&P Equity Research’s stock rankings or STARS - using a scale of 5-STARS (Strong Buy) to 1-STARS (Strong Sell) - are based on S&P equity analysts’ qualitative and fundamentally driven outlooks for stocks over the next 12 months. S&P’s views on mutual funds are constantly re-evaluated. Please refer to our most recent publication on this fund to see our current view. –DYLAN CATHERS, S&P Mutual Fund Analyst All of the views expressed in this research report accurately reflect the research analyst’s personal views regarding any and all of the subject securities or issuers. No part of the analyst’s compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed in this research report. Copyright©2010. For important regulatory information, please go to www.standardandpoors.com and click on Regulatory Disclosure Copyright © 2010 Standard & Poor’s Financial Services LLC, a wholly owned subsidiary of The McGraw-Hill Companies. All rights reserved. TAKEAWAY: This S&P five-star ranked fund is a Silver award recipient for the 2010 Blended - Individual Securities category in S&P’s Mutual Fund Excellence Award program. POSITIVE IMPLICATIONS: Mairs & Power Balanced Fund HHHHH [MAPOX]

The Following provided by Mairs and Power Balanced Fund Average Annual Total Returns as of 09/30/10: 1 Year 5 Years 10 Years 20 Years Mairs and Power Balanced Fund(1) 12.49% 4.33% 5.20% 9.90% S&P 500 Index(2) 10.16% 0.64% -0.43% 9.05% Composite Index(3) 10.10% 3.19% 2.68% 8.65% (1) Performance information shown includes the reinvestment of dividend and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. (2) The S&P 500 Index is an unmanaged index of 500 common stocks that is generally considered representative of the U.S. stock market. (3) The Composite Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the Barclays Capital Government/ Credit Bond Index. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of September 30, 2010, the Mairs and Power Balanced Fund had an annual expense ratio of 0.81%. For most recent month-end performance figures, visit the Fund’s website at www.mairsandpower.com, or call Shareholder Services at (800) 304-7404. The holdings mentioned herein represent the following percentage of the total net assets of the Mairs and Power Balanced Fund as of September 30, 2010: 3M 3.3% and Honeywell 2.1%. All holdings in the portfolio are subject to change without notice and may or may not represent current or future portfolio composition. The mention of specific securities is not intended as a recommendation or offer for a particular security, nor is it intended to be a solicitation for the purchase or sale of any security. The Fund’s investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling Shareholder Services at (800) 304-7404, or visiting www.mairsandpower.com. Read it carefully before investing. Ticker symbols Class A JGPAX Class B JGPBX Class C JGPCX Class I JGPIX John Hancock Global Opportunities Fund Average annual total returns as of 3/31/10 Class A shares 1-year 3-year 5-year Since Inception Without sales charge 94.79% 85.05% 14.80% 14.47% With 5% maximum sales charge 85.05% 6.95% 13.63% 13.32% Performance reflects a total annual fund operating expense ration of 1.68%. There is currently no expense reimbursement in effect for Class A shares; therefore, the reinvested. Performance quoted without sales charges would be reduced if the sales charges were applied. For performance data current to the most recent month end, contact your financial professional or call John Hancock Funds at 1-800-225-5291. S&P FUND RANKING METHODOLOGY DISCLOSURES S&P’s Mutual Fund Rankings provide S&P’s quantitative and holistic assessment of the performance, risk other mutual funds in its category. Rankings range Fund Rank in Category S&P Ranking Top 10% ***** Next 20% **** Middle 40% *** Next 20% ** Bottom 10% * S&P Mutual Fund Ranking Methodology and Inputs profile, and relative costs of a given fund compared to from ***** (highest) to *(lowest) and follow a normalized distribution curve. The performance portion of the fund ranking is based on the 1- and 3-year total return. The Fund ranked 3 out of 89 multi-cap growth funds for the 1-year period and 2 out of 56 multi-cap growth funds for the 3-year period. Total return and category rank do not take into account any loads or sales charges. Performance data represents past performance which does not guarantee future results. The overall Mutual Fund ranking is based on a weighted average computation of three components – factors -- that evaluate, relative to its peers, a fund’s performance analytics, risk considerations, and cost underlying holdings, its historical performance, and characteristics of the fund.

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management U.S. News & World Report: "The Best Funds for the Long Term" by Kirk Shinkle June, 2010 Fund Prices Current as of closing 12/21/2010 Growth Fund MPGFX $73.99 Balanced Fund MAPOX $62.52 search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts

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ST. PAUL MOTOR BOAT CLUB
waterfront saint paul circa 1910
Mairs and Power

History
News & Updates
Investment Philosophy
Investment Professionals
- William B. Frels
- Ronald L. Kaliebe
- Mark L. Henneman
- Peter R. Robb
- John K. Butler
- Andrew R. Adams
- Glenn E. Johnson
- Peter J. Johnson

Executive Management

Site Privacy Policy

This is the web site for Mairs and Power, Inc.

For each visitor to our website, our web server automatically recognizes only the visitor's domain name; it does not recognize the visitor's email address.

Email addresses are identified only by voluntary submission and then are used only by the site administrator or authors for solicited, personal correspondence. Email addresses are not sold or given to third parties for any reason.

Any information we do collect, as identified by server logs or voluntary submission, is 1) used for internal review and is then destroyed; 2) used to improve the content of our web site; or 3) used to notify visitors about updates to our web site or Mairs and Power Funds activities.

If you have any questions or concerns about the usability of this web site, the web site administrator can be reached via email at: webmaster@mairsandpower.com .

Please note that any questions regarding the Funds or shareholder accounts should be directed to the Funds' toll-free shareholder services phone number: 1-800-304-7404.

Our mailing address is:

Mairs and Power Funds
W 1520, First National Bank Building
332 Minnesota Street
St. Paul, Minnesota
55101-1363

News & Updates

- Mairs and Power Balanced Fund Quarterly Fund Commentary
- Mairs and Power Growth Fund Quarterly Fund Commentary
- What Fires Up Mairs & Power
- Mutual Fund Excellence Awards - Mairs and Power Growth Fund
- Mutual Fund Excellence Awards - Mairs and Power Balanced Fund
- Kiplinger's Personal Finance: And the Winners Are
- Louis Rukeyser's: Balancing Act
- The Best Funds for the Long Term
- The 100 Best Moves You Can Make With Your Money

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us

Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved.

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Funds Privacy Policy Your right to privacy is important to us. We understand that the privacy and security of your nonpublic personal information is important to you; therefore, we maintain various safeguards designed to protect your information from unauthorized access. Information we collect is either required or necessary to provide the following services for you: Service your account; Complete transactions or account changes; Prevent unauthorized access of your account; Improve customer service; and Comply with legal and regulatory requirements. The types of personal information we collect and share with third parties that perform everyday services for the Funds may include: Personal information the Funds receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, net-worth, assets, income and date of birth; and Information about your transactions with the Funds, their affiliates or others, such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information. We do not sell information about current or former shareholders to third parties, nor is it our practice to disclose such information to third parties unless requested or permitted to do so by you or your representative or, if necessary, in order to process a transaction, service an account or as permitted by law. We may, however, share information about you with our affiliates. Additionally, we may share information with outside companies that perform administrative services for us. However, our arrangements with these service providers require them to treat your information as confidential. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. Our compliance policies and procedures restrict the use of shareholder information and require that it be held in strict confidence. We do not disclose any information, public or nonpublic, about our present or former shareholders to third parties for the purpose of marketing. In the event that you hold shares of the Funds through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of such financial intermediary governs how nonpublic personal information may be shared with nonaffiliated third parties. We are required by law to annually provide a notice describing our privacy policy. In addition, we will inform you promptly if there are changes to our policy. Please do not hesitate to contact us with questions about this notice or to correct, update or confirm your personal information. The accuracy of your personal information is important. You may contact us anytime by calling (800) 304-7404. News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary What Fires Up Mairs & Power Mutual Fund Excellence Awards - Mairs and Power Growth Fund Mutual Fund Excellence Awards - Mairs and Power Balanced Fund Kiplinger's Personal Finance: And the Winners Are Louis Rukeyser's: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Terms of Use Your use of this website is subject to acceptance of these Terms of Use. By accessing the Mairs and Power Funds/Mairs and Power, Inc.website (the "Site") you agree to be bound by these Terms of Use. Mairs and Power, Inc. ("Mairs and Power") may modify these Terms of Use at any time and without prior notice to you. These Terms of Use are in addition to any other agreements that you may have with Mairs and Power or Mairs and Power Funds, including, but not limited to, any customer or account agreements. COPYRIGHT. Copyright, and/or all proprietary rights, in the pages, graphics, and text of the Site, and in the screens presented to you, and in all material and information on the Site, is owned by Mairs and Power, unless otherwise indicated. You may not modify, publish, transmit, create derivative works, or in any way exploit any of the content of the Site, in whole or in part. You may download copyrighted subject matter for your personal use only, and any copying, redistribution, retransmission, publication or commercial exploitation is prohibited except as otherwise expressly permitted under copyright law or by the express permission of Mairs and Power. USE OF THE SITE. You may use the Site for lawful purposes only. You are responsible for obtaining and maintaining all telephone, computer hardware and other equipment needed for access to and use of the Site and all charges related to such equipment. You understand that Mairs and Power has the right at any time to change or discontinue any aspect, feature, or function of the Site, including, but not limited to, content, hours of availability, and equipment needed for access or use. THIRD PARTY CONTENT. Mairs and Power is a distributor (and not a publisher) of certain content that is supplied by third parties through the Site. Accordingly, Mairs and Power has no more editorial control over such content than does a public library, bookstore, or newsstand. Any opinions, advice, statements, services, offers, or other information or content expressed or made available by third parties are those of the respective author(s) or distributor(s) and not of Mairs and Power. Hyperlinks to other internet resources are at your own risk; the content, accuracy, opinions expressed, and other links provided by these sources are not investigated, verified, monitored, or endorsed by Mairs and Power. NO WARRANTY. You expressly agree that use of the Site to transmit information, conduct transactions, or for other purposes is at your sole risk. The information, materials, and services provided through the Site, including text, graphics, links, and other items, are provided "as is" and "as available." Neither Mairs and Power nor any of its affiliates, third party providers, or licensors represent or warrant that access to or transmissions through the Site will be uninterrupted or error free; nor do they make any warranty as to the results that may be obtained from use of the Site, or as to the accuracy, reliability or content of any information, service, or merchandise provided through the Site. No warranty of any kind, implied, express, or statutory, including, but not limited to, the warranties of non-infringement of third party rights, title, merchantability, fitness for a particular purpose, or freedom from computer virus, is made by Mairs and Power regarding the Site or information, materials, or services provided through the Site. Further, Mairs and Power disclaims any express or implied warranty regarding the skill or equipment used by Mairs and Power in providing services and/or transmitting data through the Site, in designing the Site, or in operating the Site. LIMITATION OF LIABILITY. Mairs and Power shall not be liable for any damage, injury, loss, or expense, including without limitation, direct or indirect, special, incidental, consequential or punitive damages, losses or expenses, even if Mairs and Power is advised of the possibility of such damages, losses, or expenses, arising in connection with the Site, whether caused by (1) any failure of performance, error, omission, interruption, deletion, defect, delay in operation or transmission, computer virus, communication line failure, theft or destruction, or unauthorized access to, or alteration or use of, records, or (2) errors, inaccuracies, omissions, other defects in, untimeliness, or unauthenticity of information or content provided by, contained within, or obtained through the Site, or (3) any other failure, action or omission, regardless of whether arising under breach of contract, tortuous behavior, negligence or under any other theory or cause of action. MISCELLANEOUS. These Terms of Use and any operating rules for the Site established by Mairs and Power constitute the entire agreement of the parties with respect to the Site, except as modified by the terms and conditions of any other agreement you may have with Mairs and Power or one of its affiliates regarding a product or service. These Terms of Use shall be governed by, and interpreted in accordance with, the laws of the State of Minnesota, without regard to its conflict of law principles, except to the extent federal law may apply. Terms of Use as of December 10, 2010 News & Updates Mairs and Power Balanced Fund Quarterly Fund Commentary Mairs and Power Growth Fund Quarterly Fund Commentary What Fires Up Mairs & Power Mutual Fund Excellence Awards - Mairs and Power Growth Fund Mutual Fund Excellence Awards - Mairs and Power Balanced Fund Kiplinger's Personal Finance: And the Winners Are Louis Rukeyser's: Balancing Act The Best Funds for the Long Term The 100 Best Moves You Can Make With Your Money search go Mairs and Power Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved. SiteMap Home About Mairs and Power History News & Updates Investment Philosophy Investment Professionals William B. Frels Ronald L. Kaliebe Mark L. Henneman Peter R. Robb John K. Butler Andrew R. Adams Glenn E. Johnson Peter J. Johnson Executive Management Growth Fund Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Balanced Fund Performance Fund Management Board of Directors Forms and Applications Account Access Fund Reports Distribution History Individually Managed Accounts Investment Professionals Investment Style Client Service search go Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts Home About Mairs and Power Growth Fund Balanced Fund Individually Managed Accounts

search... go

Home | Home | About Mairs and Power | Growth Fund | Balanced Fund | Individually Managed Accounts



ST. PAUL MOTOR BOAT CLUB
waterfront saint paul circa 1910
Mairs and Power

- History
- News & Updates
- Investment Philosophy
- Investment Professionals
  - William B. Frels
  - Ronald L. Kaliebe
  - Mark L. Henneman
  - Peter R. Robb
  - John K. Butler
  - Andrew R. Adams
  - Glenn E. Johnson
  - Peter J. Johnson
- Executive Management

Mairs and Power Funds Contact Information

Shareholder Services:
1-800-304-7404

Mairs and Power, Inc.
W 1520, First National Bank Building
332 Minnesota Street
St. Paul, Minnesota
55101-1363
651-222-8478 (phone)
651-222-8470 (fax)

Transfer Agent:
U.S. Bancorp Fund Services, LLC *
P.O. Box 701
Milwaukee, Wisconsin
53201-0701
* (For Regular mail delivery only)

U.S.Bancorp Fund Services, LLC **
3rd Floor
615 East Michigan Street
Milwaukee, Wisconsin
53202
** (For Express and Overnight mail delivery only)

For information about our individually managed accounts, please call 651-222-8478.

News & Updates

- Mairs and Power Balanced Fund Quarterly Fund Commentary
- Mairs and Power Growth Fund Quarterly Fund Commentary
- What Fires Up Mairs & Power
- Mutual Fund Excellence Awards - Mairs and Power Growth Fund
- Mutual Fund Excellence Awards - Mairs and Power Balanced Fund
- Kiplinger's Personal Finance: And the Winners Are
- Louis Rukeyser's: Balancing Act
- The Best Funds for the Long Term
- The 100 Best Moves You Can Make With Your Money

Site Privacy Policy| Funds Privacy Policy | Terms of Use | Site Map | Contact Us

Copyright © 2000-2010 by Mairs and Power, Inc. All rights reserved.